NO ACT

PE 12-22-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





11005765

February 17, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-17-2011

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Re: The Boeing Company
Incoming letter dated December 22, 2010

Dear Mr. Lohr:

This is in response to your letter dated December 22, 2010 concerning the shareholder proposal submitted to Boeing by the Franciscan Sisters of Mary; the Sisters of St. Francis of Philadelphia; the Sisters of St. Joseph of Carondelet; the Sisters of Charity of Saint Elizabeth; the Convent Academy of the Incarnate Word; and the Sisters of St. Joseph of Nazareth. We also have received a letter on the proponents' behalf dated January 26, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 17, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Boeing Company
Incoming letter dated December 22, 2010

The proposal requests that management review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Boeing's policies, practices and procedures compare favorably with the guidelines of the proposal and that Boeing has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 26, 2011

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Heather Maples, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to The Boeing Company

Dear Sir/Madam:

I have been asked by the Franciscan Sisters of Mary, the Sisters of St. Francis of Philadelphia, the Sisters of St. Joseph of Carondelet (St. Louis Province), the Sisters of Charity of St. Elizabeth, the Convent Academy of the Incarnate Word, and the Sisters of St. Joseph of Nazareth (hereinafter referred to jointly as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Boeing Company (hereinafter referred to either as "Boeing" or the "Company"), and who have jointly submitted a shareholder proposal to Boeing, to respond to the letter dated December 22, 2010, sent to the Securities & Exchange Commission by the Company, in which Boeing contends that the Proponents' shareholder proposal may be excluded from the Company's year 2011 proxy statement by virtue of Rule 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Boeing's year 2011 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company to review its human rights policies and amend them where warranted. It specifies three areas in need of amendment

---

RULE 14a-8(i)(10)

Since the question of whether a shareholder proposal has been rendered moot by the registrant's actions is essentially a factual one, the Company's "Background" section of its letter is of general interest, but of little assistance in determining whether the Proponents' shareholder proposal has been substantially implemented. We therefore agree with the general thrust of the Company's letter in emphasizing and addressing in the core of its letter (Part III, pages 4-6) whether the three items recommended for review have been substantially implemented. These items are (i) whether the company considers the risks involved in operating in nations where the potential for human rights abuses are rampant because of war or civil strife; (ii) how the Company applies this concern to its suppliers; and (iii) Boeing's strategy for engagement on these matters with its stakeholders.

In this connection, we note that Section II (mid-page 3 to mid-page 4) of the Company's letter refers to the Company's relatively recent adoption of a Code of Conduct (the "Code"), a three page document attached as Exhibit B to the Company's letter. However, this document makes but passing reference to the Proponents' concerns as set forth in the three items recommended for review. All of the matters addressed in the Code concern treatment of the Company's own employees. (See the final portion of the introduction to the Code: "values that should underlie all aspects of the employment relationship".) The Code does not address the broader concern, which forms the core of the Proponents' proposal, about Company operations in nations where there is rampant abuse of human rights throughout the entire society. Consider, for example, what effect the Code would have on the Company were it to have been operating in South Africa at the time when apartheid was still in effect. As long as the Company would have treated its own employees without discrimination and permitted unions, it would have been in compliance with the Code, even though it was operating under a regime that was not only oppressive, but universally condemned for its human rights situation. Indeed, even if Boeing had been discriminatory in its employment practices and relegated non-whites to segregated facilities and job classifications it would have been in compliance with the Code provided that these discriminatory actions were required by South African law (as they were). (See the first sentence of the final introductory paragraph: "circumstances can arise where legal, regulatory or other requirements may necessitate applying . . . this Code in ways that assure compliance with local law".) In the more modern context, this local law exception could prohibit the Company from employing women in certain jobs (e.g. in Saudi Arabia, where women cannot work alongside men) or preferring one race or sect over another (e.g. Malaysia and many others).

Finally, and perhaps most telling, is an examination of what the Code actually says about the only item that is popularly considered to be a core human rights concern, "Forced Labor and Child Labor". In this case, the Code does not appear to make any commitment by Boeing to make these principles applicable to its worldwide operations. Instead, what the Company says is that if it is forced by law to observe these human rights principles, it will do so. But Boeing fails to make any commitment to observe these human rights principles when not compelled by local law to do so. Thus, although the Company states that it "believes" that the employment relationship should be "voluntary", its only actual "commitment" is "to complying with applicable laws prohibiting such exploitation".

In summary, the Code does not address the core concern of the Proponents, namely establishing standards for doing business in nations where human rights are ignored or in jeopardy. And even with respect to its own employment policies, the Code fails to actually commit the Company to enforcing any human rights standards.

The Company fairs no better upon examination of its arguments with respect to having substantially implemented the three items suggested by the Proponents.

a.

The Company contends that its CRMB annually "reviews and assesses risks of violations of or non-conformance with the laws, regulations and policies, including those implicated by the Code". Once again, this is a commitment to obey the law, not a commitment to review risks (including reputational risk) of operating in nations where human rights are ignored. This is explicitly conceded by the reference to conformance "with the laws [and] regulations" and implicitly conceded because (as noted previously) the policies in the Code are also restricted to legal compliance. The Proponents' shareholder proposal requests the Company to go beyond legal compliance and to consider the risks relating to operating in areas of the world where human rights are at risk, not from Company actions but from the actions of governments or insurgents or combatants. That the risk review function in place at the Company is limited to legal compliance is made clear by the penultimate sentence of Section (a.) of the Company's letter, where again a reference is made to "significant violations of laws, regulations or Company policies".

It is therefore clear beyond cavil that the Company has failed to establish that it has substantially implemented the first prong of the Proponents' request.

b.

The Company's argument with respect to its suppliers is wholly dependent on the adequacy of its argument with respect to its own policies, since the suppliers by signing the Standard Terms agree to the Code and that they will not violate any local laws that deal with working conditions or human rights. But as we have seen with respect to item (a.), compliance with local law or the Code does not moot the Proponents' shareholder proposal. Nor is it likely that the existence of the ethics hotline would be of much assistance to a non-English speaking Chinese worker in Shenzhen.

It is therefore clear beyond peradventure that the Company has failed to establish that it has substantially implemented the second prong of the Proponents' request.

C.

The Company's argument with respect to the third item requested by the Proponents' shareholder proposal appears to consist solely of reliance on the Company's Exhibit C, its 2010 Corporate Citizenship Report (the "Report"). However, an examination of that Report reveals that at no point whatsoever does the Report make any reference to human rights. Therefore, commendable as that Report may be, it is irrelevant to the Proponents' proposal. Indeed, a search (using the tool available on that portion of the website) of the entire Global Corporate Citizen section of Boeing's website, which includes the 2009 Corporate Citizenship Report, as well as the 2010 Report, reveals not so much as a single reference to human rights.

It is therefore clear beyond the scintilla of a doubt that the Company has failed to establish that it has substantially implemented the third prong of the Proponents' request.

CONCLUSION

In order to establish that it has substantially implemented the Proponents' shareholder proposal, the Company would have to establish that it has implemented at least two prongs of the proposal (and maybe all three). Since it has failed to establish that it has implemented even one of the prongs, it has failed to establish the applicability of Rule 14a-8(i)(10) to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Michael F. Lohr
Sister Barbara Jennings
Rev David Schilling
Laura Berry

Michael F. Lohr
Vice President &
Assistant General Counsel
and Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596


BOEING

December 22, 2010

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal to Develop Indicators for Human Rights Policy Submitted by the Franciscan Sisters of Mary and Other Shareholders for Inclusion in The Boeing Company 2011 Proxy Statement

Dear Sir or Madam:

Beginning on November 12, 2010, The Boeing Company ("Boeing," the "Company," "we" or "us") received a shareholder proposal and statements in support thereof (the "Proposal") from the Franciscan Sisters of Mary, the Sisters of St. Joseph of Carondelet, St. Louis Province, the Convent Academy of the Incarnate Word, the Sisters of Charity of Saint Elizabeth, the Sisters of St. Joseph of Nazareth, MI, and the Sisters of St. Francis of Philadelphia (collectively, the "Proponents") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2011 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A.**

The Company believes that it may properly omit the Proposal from the Proxy Materials in reliance on Rule 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended (the "Act"), because Boeing has already substantially implemented the Proposal. We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8(i)(10), Boeing excludes the Proposal from the Proxy Materials.

The Company intends to file the definitive Proxy Materials on or about March 18, 2011. In accordance with Staff Legal Bulletin No. 14D, this letter and its attachments are being transmitted by electronic mail. A copy will also be sent to each of the Proponents.

THE PROPOSAL

The Proposal relates to the Company's human rights policies and states:

> *RESOLVED: Shareholders request management to review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings within six months of the Annual Meeting 2011, omitting proprietary information and prepared at reasonable expense.*


BOEING

BASIS FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(10) BECAUSE BOEING HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

I. Background

As demonstrated below, Boeing has substantially implemented the Proposal through its (a) thorough review of human rights principles prior to adopting The Boeing Company Code of Basic Working Conditions and Human Rights (the "Code") less than three years ago, (b) adoption of the Code and periodic review of the Company's human rights policies consistent with its internal policy review process, (c) disclosure of the Code and any revisions thereto, as well as annual corporate citizenship reports, on its external website and (d) record of ongoing dialogue with interested stakeholders on matters relevant to human rights.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already "substantially implemented the proposal." The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Intel Corp.* (Mar. 11, 2003) and *Exxon Mobil Corp.* (Mar. 19, 2010). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. *See, e.g., The Procter & Gamble Company* (Aug. 4, 2010) (permitting exclusion of a proposal requesting a water policy based on United Nations principles when the company had already adopted its own water policy); *Wal-Mart Stores, Inc.* (Mar. 30, 2010) (permitting exclusion of a proposal requesting adoption of global warming principles when the company had policies reflecting at least to some degree the proposed principles);

ConAgra Foods, Inc. (July 3, 2006) (permitting exclusion of a proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal recommending verification of employment legitimacy when the company was already acting to address the concerns of the proposal); *Talbots Inc.* (Apr. 5, 2002) (permitting exclusion of a proposal requesting implementation of a code of corporate conduct based on the United Nations International Labor Organization standards when the company had established its own business practice standards); and *The Gap, Inc.* (Mar. 16, 2001) (permitting exclusion of a proposal requesting a report on child labor practices of suppliers when the company had established a code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with stockholders).


BOEING

The Staff has also consistently granted requests for no-action relief relating to shareholder proposals requesting the issuance of a report when the company could demonstrate that it had published the relevant information on its public website. *See, e.g., Aetna Inc.* (Mar. 27, 2009) (permitting exclusion of a proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues); and *Alcoa Inc.* (Feb. 3, 2009), *Wal-Mart Stores, Inc.* (Mar. 10, 2008) and *Dow Chemical Company* (Mar. 5, 2008) (in each case permitting exclusion of a proposal requesting global warming report when the company already generally addressed the issue).

II. The Company has adopted The Boeing Company Code of Basic Working Conditions and Human Rights, which by its terms, already requires Boeing to review and assess its human rights policies on an ongoing basis

The Company is committed to the protection and advancement of human rights in its worldwide operations. This longstanding commitment was first memorialized in a single document in 2008 in the Code, which is published on the Company's website in the section "About Us – Culture & Values" (http://www.boeing.com/aboutus/culture/code.html) and a copy of which is attached to this letter as **Exhibit B**. Prior to the adoption of the Code, the Company thoroughly reviewed not only its own policies and procedures relating to human rights but also the policies and procedures of its peer companies and the principles advanced by various international organizations such as the International Labor Organization, the Universal Declaration of Human Rights and the Global Sullivan Principles. The Company also engaged in discussions about human rights and other matters of corporate responsibility with interested stakeholders. The resulting Code was specifically tailored to Boeing's business structure, operations and the particular issues Boeing faces. The Code addresses the Company's fundamental standards in the following areas:

1. Non-discrimination and Harassment,

2. Freedom of Association,
3. Environment, Health and Safety,
4. Work Environment and Compensation,
5. Hours of Work and Work Scheduling,
6. Expectations of Suppliers, and
7. Forced Labor and Child Labor.


BOEING

In connection with the adoption of the Code, the Company communicated the Code to all employees, subsidiaries and suppliers. In addition, the Company revised its standard terms and provisions for agreements with suppliers (the "Standard Terms"). As a result, each new supplier arrangement entered into since 2008 requires that suppliers (a) cooperate with and assist Boeing in the implementation of and adherence to the Code and (b) agree that material violations of law relating to basic working conditions and human rights may be considered a material breach of contract for which Boeing may unilaterally elect to cancel orders for cause or exercise any other right for an event of default under the contract.

The Company periodically reviews and, as appropriate, revises its policies and procedures. The Company's human rights policies are no exception. In light of the Proposal, the Company recently revised the Code to reflect its practice of periodically reviewing its policies. The Code now includes the following explicit requirement: "Boeing will periodically review this Code to determine whether revisions are appropriate. Any such revisions shall be promptly published on Boeing's website." Accordingly, the Company already has in place a policy review process, reviews its human rights policies consistent with that process and does not believe that at this time any changes are warranted. In the event that future reviews result in changes, such changes will be promptly disclosed on the Company's website in the form of an updated Code.

III. Boeing's internal review process currently addresses the three recommended areas of review set forth in the Proposal's supporting statement

The Proposal does not specify the precise scope of the review or the form of the report to be issued; however, the Proponents recommend three areas to review: (a) risk assessment of human rights violations, (b) report on systems in place to ensure supplier compliance and (c) strategy of engagement with stakeholders. As discussed below, the Company believes that its policies, practices and procedures compare favorably with each of these suggestions and, therefore, it has already substantially implemented the Proposal.

a. Boeing's compliance risk management process achieves the essential objective of the Proposal's risk assessment recommendation



The Proponents' supporting statement recommends that the review include "a risk assessment to determine the potential for human rights abuses in conflict zones...." The Company already has a robust compliance risk management process to assess, monitor and mitigate risks enterprise-wide, not merely those that relate to activities in conflict zones. The Company's compliance risk management board (the "CRMB") is comprised of representatives from each business unit and function and is chaired by the senior vice president of the office of internal governance ("OIG"), who reports directly to the Company's chief executive officer. On an annual basis, the CRMB reviews and assesses risks of violations of or nonconformance with laws, regulations and policies, including those implicated by the Code. On an ongoing basis, each CRMB member assesses the compliance of his or her respective business unit or function. The Company's Board of Directors (the "Board") in turn oversees OIG's activities in this area. In support of this oversight function, the Board has delegated to the Audit Committee the responsibility for discussing policies with respect to risk assessment and risk management and receiving reports from OIG regarding the Company's compliance with its risk management processes, as well as reports from the Company's general counsel on pending law department investigations of alleged or potentially significant violations of laws, regulations, or Company policies. In light of the foregoing, the Company believes its comprehensive internal risk assessment process already achieves, and in fact goes beyond, the essential objective of the Proponents' risk assessment recommendation.

b. The Code achieves the essential objective of the Proposal's recommendation to report on systems in place to ensure supplier compliance with human rights

The Proponents' supporting statement further recommends that the review include "a report on current systems in place to ensure that Boeing contractors and suppliers are implementing human rights policies in their operations...." The Code describes two separate means by which Boeing encourages and/or monitors suppliers' compliance with human rights policies in their own operations. First, the Company encourages its partners and suppliers in its worldwide supply chain to adopt and enforce concepts similar to those set forth in the Code. As described above, one of the ways in which the Company encourages its suppliers to adopt and enforce human rights principles consistent with the Code is through the Standard Terms, which create contractual implications for supplier non-compliance with human rights.

Second, the Code provides that possible violations should be reported through established channels, such as the Company's ethics hotline, and that Boeing will not tolerate retaliation against anyone who reports suspected violations. Information about the ethics hotline is publicized in numerous internal publications and employee communications. Any reported violations of the Code would be investigated through the Company's established processes for such matters. Accordingly, the Company believes the Code, which is published on the

Company's website, constitutes a report on the current systems Boeing has in place to ensure that its suppliers respect human rights and, therefore, achieves the essential objective of the Proponents' recommendation to review and report on systems to ensure supplier compliance with human rights laws.

c. **Boeing's annual corporate citizenship reports and ongoing dialogue with interested stakeholders achieve the essential objective of the Proposal's recommendation to review its engagement strategy with stakeholders**



Finally, the Proponents' supporting statement recommends that the review include "Boeing's strategy of engagement with internal and external stakeholders." Boeing first conducted such a review in connection with the 2008 adoption of the Code, and at that time developed a strategy of engagement on these issues that it continues to refine as circumstances warrant. Boeing's current strategy of engagement on matters relevant to human rights includes publishing an annual corporate citizenship report as well as engaging in "one-on-one" dialogue with interested stakeholders. Each year Boeing publishes a corporate citizenship report on its external website in the "Global Corporate Citizen" section of the "About Us" homepage. As described in Boeing's 2010 Corporate Citizenship Report, which is attached as **Exhibit C** to this letter and is available at http://www.boeing.com/companyoffices/aboutus/community/2010_report/index.html, "from the beginning, our company, our values and our culture – which guide our business strategy – have been grounded in a commitment to make the world a better place." Boeing's Global Corporate Citizenship program seeks to improve lives and communities through contributions of time, talent and resources and by building partnerships with nonprofit and nongovernmental organizations around the world. The annual corporate citizenship report highlights a number of Boeing's initiatives to create positive change in the communities where its employees live and work and where its products are used. The report also includes quantifiable information about the contributions Boeing has made in the form of charitable grants, business donations and employee contributions to further these goals. In addition to the annual corporate citizenship report, Boeing routinely responds to inquiries from interested stakeholders on matters relating to human rights as well as other matters of corporate responsibility. For example, the Company engaged in dialogue with the Proponents in connection with this Proposal and has expressed a willingness to continue to engage in dialogue with them and others in order to better understand their concerns.

IV. Conclusion

Based on the foregoing, the Company believes the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented and respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

* * *

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Very truly yours,



Michael F. Lohr
Corporate Secretary



Enclosures

cc: Susan Scholl, FSM
Franciscan Sisters of Mary

Patricia Giljum, CSJ
Sisters of St. Joseph of Carondelet, St. Louis Province

Barbara Jennings, CSJ
Sisters of St. Joseph of Carondelet, St. Louis Province

Beatrice A. Reyes, Treasurer
Convent Academy of the Incarnate Word

Sister Barbara Aires, SC
Sisters of Charity of Saint Elizabeth

Mary Ellen Gondeck, CSJ
Sisters of St. Joseph of Nazareth, MI

Nora M. Nash, OSF
The Sisters of St. Francis of Philadelphia

Exhibit A

The Proposal and Related Correspondence


BOEING

→ Mike Kohr


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 8, 2010

Mr. W. James McNerney, CEO
Boeing Company
Mail Code 5003-1001
100 North Riverside Plaza
Chicago, IL 60606-1596

Dear Mr. McNerney,

The Sisters of Charity of Saint Elizabeth continue to be deeply concerned about increasing militarization of our society and potential for human rights violations in our worldwide operations. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to provide a report on our Company's assessment of human rights policies as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are the beneficial owners of at least 100 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor this resolution with the School Sisters of Notre Dame and the Sisters of Charity, BVM, Dubuque, Iowa for consideration by the stockholders at the next meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of the proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations. Sister Barbara Jennings, CSJ, will be our contact person.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc.
SBA/smm


SISTERS OF CHARITY OF SAINT ELIZABETH
NEW JERSEY

Develop Indicators for Human Rights Policy
Boeing 2011

WHEREAS:
Expectations of the global community are growing, such that companies must have policies in place that promote and protect human rights within their areas of activity and sphere of influence to help promote and protect the company's reputation as a good corporate citizen.

Boeing, a leading engineering, construction, and defense company, supports energy, petrochemicals, government services, industrial and civil infrastructure sectors. Boeing is 2nd on the DOD 2009 Top 100 Contractors at $22.3 billion (*Government Executive* 8-15-10).

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Our company's Code of Basic Working Conditions and Human Rights does not address major corporate responsibility issues, such as proactive Free Prior Informed Consent, the weakness of labor laws, endemic corruption in countries such as Pakistan, Saudi Arabia, and the United Arab Emerites or operating in conflict zones such as the Middle East and many countries in Africa.
(US State Department Advancing Freedom and Democracy Report; www.state.gov/g/drl/rls/afdr/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Boeing has been linked to torture and renditioning in its wholly-owned subsidiary Jeppeson Aircraft.

We applaud our Company's basic Human Rights policy based on the International Labor Organization, Universal Declaration of Human Rights, and the Global Sullivan Principles. We recommend our company deepen its commitment by evaluating its role in direct or indirect weapons acquisitions by countries involved in human rights abuses, its role in supply chain human rights abuses including conflict minerals.

RESOLVED:
Shareholders request management to review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings within six months of the Annual Meeting 2011, omitting proprietary information and prepared at reasonable expense.

Supporting Statement

We recommend the review include:

1. Risk assessment to determine potential for human rights abuses in conflict zones, such as the Middle East, Pakistan, China, India and other civil-strife/war-torn areas, where the company operates.
2. A report on current systems in place to ensure that Boeing contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related/rendition concerns have been addressed.
3. Boeing's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

Ashfield

November 12, 2010

Mr. W. James McNerney
Chair and Chief Executive Officer
Boeing Company
Mail Code 5003-1001
100 North Riverside Plaza
Chicago, IL 60606-1596

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. McNerney,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of 100 shares of Boeing Company for The Sisters of Charity of Saint Elizabeth. These shares have been held for one year and will be retained through the annual meeting.

If you should have any questions or require additional information, please do not hesitate to contact me.

Sincerely,



Yvette S. Andrews
Manager Investment Performance Analysis
Ashfield Capital Partners, LLC
415.391.4747

CC: Sister Barbara Aires

*** FISMA & OMB Memorandum M-07-16 ***

Assets By Lot

11/12/2010

As of: 11/12/2010

For Portfolio: SISTERS OF CHARITY OF ST. ELIZABETH NJ

Average cost

		Purchase							Current		Unrealized Gain/Loss			
Identifier	Security Name	Trade Date	Ref #	Ext #	Broker	Shares/PAR	Price	Cost	Price	Market	Short Term	%	Long Term	%
BA	BOEING CO	12/31/1988	18366		(NONE)	100	43.9410	4,394.10	65.3700	6,537.00	0.00	0.00	2,142.90	48.77
					S070 Total:	100.00		4,394.10		6,537.00	0.00	0.00	2,142.90	48.77

Shares and Prices are post-split.



Gregory C. Vogelsperger
Chief Counsel - Securities, Finance &
Governance & Assistant Corporate Secretary
Office of the General Counsel
The Boeing Company
100 N Riverside, MC 5003-1001
Chicago, IL 60606-1596

November 18, 2010

VIA OVERNIGHT COURIER

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
2 Convent Road
Convent Station, NJ 07961

Re: Shareholder Proposal Regarding Developing Indicators for Human Rights Policy

Dear Sister Aires:

On Tuesday, November 16, 2010, we received your shareholder proposal regarding developing indicators for human rights policy.

The purpose of this letter is to notify you that we have not received sufficient proof that you have continuously held at least $2,000 in market value of The Boeing Company's common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that you, as a non-registered shareholder or "beneficial holder," demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that you have continuously held the requisite number of securities for at least one year prior to the time you submitted the proposal.

Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,



Gregory C. Vogelsperger
Chief Counsel, Securities, Finance and Governance

enclosure

Electronic Code of Federal Regulations
e-CFR™

e-CFR Data is current as of November 5, 2010

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

Link to an amendment published at 75 FR 56782, Sept. 16, 2010.

Link to a delay published at 75 FR 64641, Oct. 20, 2010.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a ...stion-and-answer format so that it is easier to understand. The references to "you" are to a ...eholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

...e second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

[illegible] A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not [illegible] an annual meeting the previous year, or if the date of this year's annual meeting has been changed [illegible]ore than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified [illegible]sentative to the meeting in your place, you should make sure that you, or your representative [illegible] the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9*: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within [illegible]

the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

[illegible] Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends.* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

[illegible]*uestion 11:* May I submit my own statement to the Commission responding to the company's [illegible]ments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific [illegible]al information demonstrating the inaccuracy of the company's claims. Time permitting, you may [illegible] to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

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THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 8, 2010

Mr. James C. Johnson
Senior Vice President, Corporate Secretary, and Assistant General Counsel
The Boeing Corporate Headquarters
100 North Riverside Plaza, 311A1
MC 50003-1001
Chicago, IL 60606-1596

Dear Mr. Johnson:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Boeing for many years. We commend you for your Code of Basic Working Conditions and Human Rights. As you identified your "worldwide operations take place in an increasingly diverse universe, so circumstances can arise where legal, regulatory or other requirements may necessitate applying or interpreting this Code in ways that assure compliance with applicable local law." We encourage you to expand your Code to include strong policies that will address human rights risks associated with subsidiaries, contractors, suppliers, governments and other concerns. The recent human rights issue and court case related to accusing a subsidiary of aiding CIA torture flights is a point of concern.

"The name of this shareholder resolution is **Develop Indicators for Human Rights Policy**. I am hereby authorized to notify you of our intention to file this shareholder proposal with the School Sisters of Notre Dame of St. Louis (members of the Midwest Coalition for Responsible Investment) and the Sisters of Charity, BVM, Dubuque for consideration and action by the shareholders at the 2011 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Sr. Barbara Jennings and Sr. Gwen Farry will attend the shareholders' meeting to move the resolution. We hope that representatives of the company will be willing to meet with the proponents of this resolution and dialogue on this and related topics. Please note the contact person is: Sr. Barbara Jennings, CSJ, Coordinator, Midwest Coalition for Responsible Investment, 6400 Minnesota Ave., St. Louis, MO 63111 2807.
Phone and Fax: 314 678 0471 Email: midwest.coalition@yahoo.com

As verification that we are beneficial owners of common stock in Boeing, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio through the date of the annual meeting.

Respectfully yours,



Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: Barbara Jennings, CSJ
Julie Wokaty, ICCR
Gwen Farry, BVM

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610 558 7661 • Fax 610 558 5855 • E-mail nnash@osfphila.org • www.osfphila.org

Develop Indicators for Human Rights Policy
Boeing 2011

WHEREAS:
Expectations of the global community are growing, such that companies must have policies in place that promote and protect human rights within their areas of activity and sphere of influence to help promote and protect the company's reputation as a good corporate citizen.

Boeing, a leading engineering, construction, and defense company, supports energy, petrochemicals, government services, industrial and civil infrastructure sectors. Boeing is 2nd on the DOD 2009 Top 100 Contractors at $22.3 billion (*Government Executive* 8-15-10).

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Our company's Code of Basic Working Conditions and Human Rights does not address major corporate responsibility issues, such as proactive Free Prior Informed Consent, the weakness of labor laws, endemic corruption in countries such as Pakistan, Saudi Arabia, and the United Arab Emirates or operating in conflict zones such as the Middle East and many countries in Africa.
(US State Department Advancing Freedom and Democracy Report; www.state.gov/g/drl/rls/afdr/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Boeing has been linked to torture and renditioning in its wholly-owned subsidiary Jeppeson Aircraft.

We applaud our Company's basic Human Rights policy based on the International Labor Organization, Universal Declaration of Human Rights, and the Global Sullivan Principles. We recommend our company deepen its commitment by evaluating its role in direct or indirect weapons acquisitions by countries involved in human rights abuses, its role in supply chain human rights abuses including conflict minerals.

RESOLVED:
Shareholders request management to review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings within six months of the Annual Meeting 2011, omitting proprietary information and prepared at reasonable expense.

Supporting Statement

We recommend the review include:

1. Risk assessment to determine potential for human rights abuses in conflict zones, such as the Middle East, Pakistan, China, India and other civil-strife/war-torn areas, where the company operates.
2. A report on current systems in place to ensure that Boeing contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related/rendition concerns have been addressed.
3. Boeing's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

October 27, 2010

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Boeing Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

CSR

THE SISTERS OF ST. FRA
OF PHILADELPHIA

609 South Convent Road, Aston, PA 190

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Mr. James C. Johnson
Senior VP, Corp. Sec. & Asst. Gen. Counsel
The Boeing Corporate Headquarters
100 North Riverside Plaza, 311A1
MC 50003-1001
Chicago, IL 60606-1596

VISIT US ON THE WEB: www.osfphila.org

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November 10, 2010

Mr. James C. Johnson
Senior Vice President, Corporate Secretary, Assistant General Counsel
The Boeing Corporate Headquarters
100 North Riverside Plaza
311A1 Mail Code: 50003-1001
Chicago, IL 60606-1596

Dear Mr. Johnson

The Sisters of St. Joseph of Nazareth, MI are very concerned about the protection of human rights in our world today. Of special concern is the violation of human rights in places of armed conflict. Also of concern is the reputation of our company with regard to this fundamental issue

We are owners of 100 shares of common stock in the company. Proof of ownership is enclosed, and it is our intent to maintain ownership of these shares through the date of the annual meeting.

" The name of this shareholder resolution is **Develop Indicators for Human Rights Policy**. I am hereby authorized to notify you of our intention to file this shareholder proposal with the School Sisters of Notre Dame of St. Louis (members of the Midwest Coalition for Responsible Investment) and the Sisters of Charity, BVM, Dubuque for consideration and action by the shareholders at the 2011 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Sr. Barbara Jennings and Sr. Gwen Farry will attend the shareholders' meeting to move the resolution. We hope that representatives of the company will be willing to meet with the proponents of this resolution and dialogue on this and related topics. Please note the contact person is: Sr. Barbara Jennings, CSJ, Coordinator, Midwest Coalition for Responsible Investment, 6400 Minnesota Ave., St. Louis, MO 63111 2807.
Phone and Fax: 314 678 0471 Email: midwest.coalition@yahoo.com
Please send any materials for the filers of the Resolution to her as well."

That all may be one...

If for any reason you should desire to oppose the adoption of this proposal by the shareholders, please include in the corporation's proxy material our indicated support of the proposal, as required by the aforesaid Rules and Regulations.

Sincerely,

Mary Ellen Gondeck, csj.

Mary Ellen Gondeck, CSJ
Member of Justice Team

2 enclosures

Develop Indicators for Human Rights Policy
Boeing 2011

WHEREAS:
Expectations of the global community are growing, such that companies must have policies in place that promote and protect human rights within their areas of activity and sphere of influence to help promote and protect the company's reputation as a good corporate citizen.

Boeing, a leading engineering, construction, and defense company, supports energy, petrochemicals, government services, industrial and civil infrastructure sectors. Boeing is 2nd on the DOD 2009 Top 100 Contractors at $22.3 billion (*Government Executive* 8-15-10).

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Our company's Code of Basic Working Conditions and Human Rights does not address major corporate responsibility issues, such as proactive Free Prior Informed Consent, the weakness of labor laws, endemic corruption in countries such as Pakistan, Saudi Arabia, and the United Arab Emirates or operating in conflict zones such as the Middle East and many countries in Africa.
(US State Department Advancing Freedom and Democracy Report; www.state.gov/g/drl/rls/afdr/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Boeing has been linked to torture and renditioning in its wholly-owned subsidiary Jeppeson Aircraft.

We applaud our Company's basic Human Rights policy based on the International Labor Organization, Universal Declaration of Human Rights, and the Global Sullivan Principles. We recommend our company deepen its commitment by evaluating its role in direct or indirect weapons acquisitions by countries involved in human rights abuses, its role in supply chain human rights abuses including conflict minerals.

RESOLVED:
Shareholders request management to review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings within six months of the Annual Meeting 2011, omitting proprietary information and prepared at reasonable expense.

Supporting Statement

We recommend the review include:

1. Risk assessment to determine potential for human rights abuses in conflict zones, such as the Middle East, Pakistan, China, India and other civil-strife/war-torn areas, where the company operates.
2. A report on current systems in place to ensure that Boeing contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related/rendition concerns have been addressed.
3. Boeing's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.


Vanguard

P.O. Box 1170
Valley Forge, PA 19482-1170

www.vanguard.com

October 7, 2010

SISTERS OF ST JOSEPH OF NAZARETH
ATTN: JOHN EMILIO
PO BOX 13, 3427 GULL RD
NAZARETH, MI 49074-9800

RE: Letter of Verification

Dear Mr. Emilio

Thank you for taking the time to contact us.

We received your request for verification of ownership for securities currently held in Vanguard Brokerage Services® account *** FISMA & OMB Memorandum M-07-16 ***

Vanguard Brokerage Services is the record holder for the Sisters of Saint Joseph of Nazareth for the following security:

Quantity	Security	Symbol	Date Acquired
100	Boeing Company	BA	November 16, 2001

If you have any questions, please call Vanguard Brokerage Services® at **800-992-8327**. You can reach us on business days from 8 a.m. to 10 p.m. or on Saturdays from 9 a.m. to 4 p.m., Eastern time.

Sincerely,

Vanguard Brokerage Services®
Retail Investor Group

KAN

10370012

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975 E. Gardenia Avenue
Madison Heights, MI 48071-3431

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The Boeing Corporate Headquarters
100 North Riverside Plaza
311A1 Mail Code: 50003-1001
Chicago, IL 60606-1596


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CONVENT ACADEMY OF THE INCARNATE WORD 361.

2930 South Alameda
Corpus Christi, TX 78404-2798

Telephone ~~512/882-5413~~
Fax ~~512/883-2185~~
361-880-4152

November 5, 2010

Mr. James C. Johnson
Senior Vice President, Corporate Secretary, Assistant General Counsel
The Boeing Corporate Headquarters
100 North Riverside Plaza
311A1 Mail Code: 50003-1001
Chicago, IL 60606-1596

Dear Mr. Johnson:

I am writing you on behalf of Convent Academy of the Incarnate Word in support the stockholder resolution titled *Developing Indicators for Human Rights Policy*. In brief, the proposal states that Shareholders request management to review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings within six months of the Annual Meeting 2011, omitting proprietary information and prepared at reasonable expense.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Midwest Coalition for Responsible Investment for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 80 shares of Boeing Company stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Barbara Jennings, CSJ of the Midwest Coalition for Responsible Investment at midwest.coalition@yahoo.com or at 314 678 0471.

Respectfully yours,

Beatrice A. Reyes

Beatrice A. Reyes, Treasurer
Convent Academy of the Incarnate Word
Enclosure: 2011 Shareholder Resolution

Develop Indicators for Human Rights Policy
Boeing 2011

WHEREAS:
Expectations of the global community are growing, such that companies must have policies in place that promote and protect human rights within their areas of activity and sphere of influence to help promote and protect the company's reputation as a good corporate citizen.

Boeing, a leading engineering, construction, and defense company, supports energy, petrochemicals, government services, industrial and civil infrastructure sectors. Boeing is 2nd on the DOD 2009 Top 100 Contractors at 22.3 billion (*Government Executive* 8-15-10).

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Our company's Code of Basic Working Conditions and Human Rights does not address major corporate responsibility issues, such as proactive Free Prior Informed Consent, the weakness of labor laws, endemic corruption in countries such as Pakistan, Saudi Arabia, and the United Arab Emirates or operating in conflict zones such as the Middle East and many countries in Africa. (US State Department Advancing Freedom and Democracy Report; www.state.gov/g/drl/rls/afdr/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Boeing has been linked to torture and renditioning in its wholly-owned subsidiary Jeppeson Aircraft.

We applaud our Company's basic Human Rights policy based on the International Labor Organization, Universal Declaration of Human Rights, and the Global Sullivan Principles. We recommend our company deepen its commitment by evaluating its role in direct or indirect weapons acquisitions by countries involved in human rights abuses, its role in supply chain human rights abuses including conflict minerals.

RESOLVED:
Shareholders request management to review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings within six months of the Annual Meeting 2011, omitting proprietary information and prepared at reasonable expense.

Supporting Statement

We recommend the review include:

1. Risk assessment to determine potential for human rights abuses in conflict zones, such as the Middle East, Pakistan, China, India and other civil-strife/war-torn areas, where the company operates.
2. A report on current systems in place to ensure that Boeing contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related/rendition concerns have been addressed.
3. Boeing's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.


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Your item was delivered at 9:30 am on November 15, 2010 in CHICAGO, IL 60606.

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Franciscan Sisters of Mary

1100 Bellevue Avenue • Saint Louis, Missouri 63117-1826

November 10, 2010 **Overnight Delivery**

Mr. James C. Johnson
Senior Vice President, Corporate Secretary and Assistant General Counsel
Boeing Corporate Headquarters
100 North Riverside Plaza
311A1 Mail Code: 5003-1001
Chicago, IL 60606-1596

RE: DEVELOP INDICATORS FOR HUMAN RIGHTS POLICY RESOLUTION

Dear Mr. Johnson:

The Franciscan Sisters of Mary are the beneficial owners of 130 shares of stock in The Boeing Company and have held this stock for over one year. We intend to retain these shares at least through the date of the 2011 annual meeting. Verification of ownership is enclosed.

I am hereby authorized to notify you of our intention to file this shareholder proposal with the School Sisters of Notre Dame of St. Louis (members of the Midwest Coalition for Responsible Investment) and the Sisters of Charity, BVM, Dubuque, Iowa, for consideration and action by the shareholders at the 2011 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Sr. Barbara Jennings and Sr. Gwen Farry will attend the shareholders' meeting to move the resolution. We hope that representatives of the company will be willing to meet with the proponents of this resolution and continue the dialogue on this and related topics. Please note that the contact person is: Barbara Jennings, CSJ, Coordinator, Midwest Coalition for Responsible Investment, 6400 Minnesota Avenue, St. Louis, MO 63111-2807. The phone and fax is 314-678-0471 and the email address is midwest.coalition@yahoo.com. Please send any materials for the filers of the resolution to her as well.

We hope the Board of Directors will agree to support and implement this shareholder proposal.

Sincerely,

Susan Scholl

Susan Scholl, FSM
Treasurer, Franciscan Sisters of Mary

Enc.

Phone: (314) 768-1824 • Fax: (314) 768-1880 • www.fsmonline.org

Develop Indicators for Human Rights Policy
Boeing 2011

WHEREAS:
Expectations of the global community are growing, such that companies must have policies in place that promote and protect human rights within their areas of activity and sphere of influence to help promote and protect the company's reputation as a good corporate citizen.

Boeing, a leading engineering, construction, and defense company, supports energy, petrochemicals, government services, industrial and civil infrastructure sectors. Boeing is 2nd on the DOD 2009 Top 100 Contractors at $22.3 billion (*Government Executive* 8-15-10).

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Our company's Code of Basic Working Conditions and Human Rights does not address major corporate responsibility issues, such as proactive Free Prior Informed Consent, the weakness of labor laws, endemic corruption in countries such as Pakistan, Saudi Arabia, and the United Arab Emerites or operating in conflict zones such as the Middle East and many countries in Africa.
(US State Department Advancing Freedom and Democracy Report; www.state.gov/g/drl/rls/afdr/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Boeing has been linked to torture and renditioning in its wholly-owned subsidiary Jeppeson Aircraft.

We applaud our Company's basic Human Rights policy based on the International Labor Organization, Universal Declaration of Human Rights, and the Global Sullivan Principles. We recommend our company deepen its commitment by evaluating its role in direct or indirect weapons acquisitions by countries involved in human rights abuses, its role in supply chain human rights abuses including conflict minerals.

RESOLVED:
Shareholders request management to review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings within six months of the Annual Meeting 2011, omitting proprietary information and prepared at reasonable expense.

Supporting Statement

We recommend the review include:

1. Risk assessment to determine potential for human rights abuses in conflict zones, such as the Middle East, Pakistan, China, India and other civil-strife/war-torn areas, where the company operates.
2. A report on current systems in place to ensure that Boeing contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related/rendition concerns have been addressed.
3. Boeing's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.


usbank
Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166
314 418-0388
314 418-2520 fax

October 28, 2010

Mr. John O'Shaughnessy
Chief Financial Officer
Franciscan Sisters of Mary
1100 Bellevue Avenue
Saint Louis, MO 63117

RE: FRANCISCAN SISTERS OF MARY-SELF MANAGED *** FISMA & OMB Memorandum M-07-16 ***

Dear John:

This is to certify that U.S. Bank N.A. held 130 shares of The Boeing Company common stock in the above referenced account. These shares have been held in the account for more than one year. The account consists of assets solely owned by the Franciscan Sisters of Mary.

Please let me know if you require additional information.

Sincerely,

Kim A. Strong
Vice President
(314) 418-2619


FSM

Franciscan Sisters of Mary
1100 Bellevue Avenue
Saint Louis, Missouri 63117-1826

Mr. James C. Johnson
Senior VP, Corporate Secretary and Assistant Counsel
Boeing Corporate Headquarters
100 North Riverside Plaza
311 A1 Mail Code: 5003-1001
Chicago, Illinois 60606-1596

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SISTERS OF ST. JOSEPH OF CARONDELET
ST. LOUIS PROVINCE

Province Leadership Team

November 10, 2010

Mr. James C. Johnson
Sr. VP, Corporate Secretary, Assistant General Counsel
The Boeing Corporate Headquarters
100 North Riverside Plaza
311A1 - Mail Code: 5003-1001
Chicago, IL 60606-1596

Dear Mr. Johnson:

RE: Proposal: *Develop Indicators for Human Rights Policy*

Expectations of the global community are growing. The Sisters of St. Joseph of Carondelet continue to be concerned about the financial and social responsibility of the companies in which we invest. As shareholders, it is our conviction that Boeing must act in ways that show concern for the good of the entire human family. As Catholic women, we are united with faith communities who measure the global economy by whether it protects the dignity of human persons. We believe that Boeing must have and implement policies that promote and protect human rights to help uphold the company's reputation as a good corporate citizen.

I am hereby authorized to notify you of our intention to file this shareholder proposal to *'Develop Indicators for Human Rights Policy'* with the School Sisters of Notre Dame of St. Louis (members of the Midwest Coalition for Responsible Investment) for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Sisters of St. Joseph of Carondelet, St. Louis Province, are the beneficial owner of 780 shares of Boeing Company stock. Verification of ownership of the shares is enclosed. We have held the stock continuously for many years, and it will be held at least through the 2011 Annual Meeting.

Our representatives will attend the shareholders' meeting to move the Resolution. We hope that Boeing will be willing to meet with the proponents of this Resolution and continue the dialogue on this and related topics.

Serving the dear neighbor for more than 350 years

6400 Minnesota Avenue • St. Louis, MO 63111-2899 • 314-481-8800 • FAX: 314-381-3111 • provincecenter@csjsl.org • www.csjsl.org

Mr. James C. Johnson
Page Two
November 10, 2010

Please note that the contact person is: Sr. Barbara Jennings, CSJ, Coordinator, Midwest Coalition for Responsible Investment, 6400 Minnesota Ave., St. Louis, MO 63111-2807; Phone: 314-678-0471; Email: midwest.coalition@yahoo.com. Please send any materials to all the filers of the Resolution to her as well.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,



Patricia Giljum, CSJ
Secretary, Sisters of St. Joseph of Carondelet
Province Leadership Team

Enclosures

Develop Indicators for Human Rights Policy
Boeing 2011

WHEREAS:
Expectations of the global community are growing, such that companies must have policies in place that promote and protect human rights within their areas of activity and sphere of influence to help promote and protect the company's reputation as a good corporate citizen.

Boeing, a leading engineering, construction, and defense company, supports energy, petrochemicals, government services, industrial and civil infrastructure sectors. Boeing is 2nd on the DOD 2009 Top 100 Contractors at 22.3 billion (*Government Executive* 8-15-10).

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Our company's Code of Basic Working Conditions and Human Rights does not address major corporate responsibility issues, such as proactive Free Prior Informed Consent, the weakness of labor laws, endemic corruption in countries such as Pakistan, Saudi Arabia, and the United Arab Emerites or operating in conflict zones such as the Middle East and many countries in Africa.
(US State Department Advancing Freedom and Democracy Report; www.state.gov/g/drl/rls/afdr/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Boeing has been linked to torture and renditioning in its wholly-owned subsidiary Jeppeson Aircraft.

We applaud our Company's basic Human Rights policy based on the International Labor Organization, Universal Declaration of Human Rights, and the Global Sullivan Principles. We recommend our company deepen its commitment by evaluating its role in direct or indirect weapons acquisitions by countries involved in human rights abuses, its role in supply chain human rights abuses including conflict minerals.

RESOLVED:
Shareholders request management to review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings within six months of the Annual Meeting 2011, omitting proprietary information and prepared at reasonable expense.

Supporting Statement

We recommend the review include:

1. Risk assessment to determine potential for human rights abuses in conflict zones, such as the Middle East, Pakistan, China, India and other civil-strife/war-torn areas, where the company operates.
2. A report on current systems in place to ensure that Boeing contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related/rendition concerns have been addressed.
3. Boeing's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

Page 43 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***



Sisters of St. Joseph of Carondelet
St. Louis Province

6400 Minnesota Avenue
St. Louis, MO 63111

Mr. James C. Johnson
Sr. VP, Corporate Secretary, Assistant General Counsel
The Boeing Corporate Headquarters
100 North Riverside Plaza
311A1 - Mail Code: 5003-1001
Chicago, IL 60606-1596


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Your item was delivered at 9:58 am on November 12, 2010 in CHICAGO, IL 60606.

Detailed Results:

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- Out for Delivery, November 12, 2010, 9:23 am, CHICAGO, IL 60606
- Sorting Complete, November 12, 2010, 9:13 am, CHICAGO, IL 60606
- Arrival at Post Office, November 12, 2010, 9:09 am, CHICAGO, IL 60606
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Exhibit B

The Boeing Company Code of Basic Working Conditions and Human Rights


BOEING



About Us

Culture & Values

The Boeing Company Code of Basic Working Conditions and Human Rights

This Code of Basic Working Conditions and Human Rights represents the commitment of The Boeing Company to fundamental standards that make Boeing a good place to work.

People are Boeing's most vital asset. The individual and collective contributions of Boeing people at all levels are essential to the success of the company. In recognition of this, Boeing has developed policies and practices designed to assure that our employees enjoy the protections afforded by the concepts set forth in this Code.

Boeing is committed to the protection and advancement of human rights in its worldwide operations, and the concepts in this Code are generally derived from Boeing policies and practices already in place, but which have not previously been summarized in a single document. While parts of this Code reflect our review of working standards and human rights concepts advanced by other groups, such as the International Labor Organization, the Universal Declaration of Human Rights, and the Global Sullivan Principles, this Code represents Boeing's statement of its own standards on these subjects, rather than those of a third party.

Boeing's worldwide operations take place in an increasingly diverse universe, so circumstances can arise where legal, regulatory or other requirements may necessitate applying or interpreting this Code in ways that assure compliance with applicable local law. In any event, however, we believe that the concepts in this Code represent important fundamental values that should underlie all aspects of the employment relationship.

NON-DISCRIMINATION AND HARASSMENT

It is the policy of The Boeing Company to attract and retain the best qualified people available without regard to race, color, religion, national origin, gender, sexual orientation, gender identity, age, physical or mental disability, or veteran status. Our nondiscrimination policy applies to applicants as well as employees and covers all terms and conditions of employment, including recruiting, hiring, transfers, promotions, terminations, compensation and benefits. Discrimination or harassment based on any of the above factors is prohibited, as is retaliation against a person who has made a complaint or given information regarding possible violations of this policy.

FREEDOM OF ASSOCIATION

We recognize and respect employee rights to join or not join any lawful organization of their own choosing. We are committed to complying with laws pertaining to freedom of association, privacy and collective bargaining.

ENVIRONMENT, HEALTH AND SAFETY

We are committed to providing employees with a safe and healthful workplace, protecting the environment wherever we conduct business and striving for excellence in safety, health and environment stewardship.

WORK ENVIRONMENT AND COMPENSATION

We are committed to promoting a work environment that fosters communication, productivity, creativity, teamwork, and employee engagement. As a global company, we seek to provide employees with compensation and benefits that are fair and equitable for the type of work and geographic location (local market) where the work is being performed, and competitive with other world-class companies.

HOURS OF WORK AND WORK SCHEDULING

Each Boeing organization establishes work shifts and schedules as appropriate to meet business needs and to comply with applicable laws and/or collective bargaining agreements.

EXPECTATIONS FOR OUR SUPPLIERS

We are committed to the highest standards of ethical and business conduct as it relates to the procurement of goods and services. Our relationships with our third-party providers, including our consultants and contract labor, are defined by contracts, which are based on lawful, ethical, fair, and efficient practices.

FORCED LABOR AND CHILD LABOR

Boeing believes that the employment relationship should be voluntary, and the terms of employment must comply with applicable laws and regulations. We are therefore opposed to forced labor and child labor and are committed to complying with applicable laws prohibiting such exploitation.

We will inform our employees about this Code, and we will also encourage the partners and suppliers in our worldwide supply chain to adopt and enforce concepts similar to those in this Code. Employees who believe there may have been a violation of this Code should report it through established channels, and no retaliatory action will be tolerated against anyone who comes forward to raise genuine concerns about possible violations of this Code. Boeing may conduct assessments, as needed, to measure compliance related to the above commitments, using systems and processes it chooses. Boeing will periodically review this Code to determine whether revisions are appropriate. Any such revisions shall be promptly published on Boeing's website.

Boeing is an equal opportunity employer. Applicant Privacy. Boeing participates in E-Verify. Details in English and Spanish. Right to Work Statement in English and Spanish.

Exhibit C

The Boeing Company 2010 Corporate Citizenship Report


BOEING

Message From Leadership



BOEING PHOTOS

Corporate Citizenship at Boeing

A message from executives who guide Boeing's corporate citizenship initiatives: (left to right) Jim McNerney, Chairman, President and CEO, Rick Stephens, Senior Vice President, Human Resources and Administration; Anne Roosevelt, Vice President, Global Corporate Citizenship.

From the beginning, our company, our values and our culture — which guide our business strategy — have been grounded in a commitment to make the world a better place.

As a result, our approach to global corporate citizenship is comprehensive:

- First, we strive to create innovative products and services that help our customers become more competitive to meet the world's needs.
- Second, we run our business in a responsible and forward-thinking manner. We are committed to operating both profitably and from a foundation of solid values, including customer satisfaction, safety, quality and integrity.
- Third, we partner with organizations around the world to focus on improving those areas that comprise vibrant communities — education, health and human services, arts and culture, environment and civic awareness.

By sharing our unique knowledge, skills and relationships, we help others to help themselves be self sufficient and maintain sustainable economic growth. For example, we share our expertise while honing our leadership proficiency by taking Lean+ or other skill-based principles into the nonprofit organizations that we support. We also partner with others (including customers, competitors and suppliers) to provide commodities, training and necessary services in communities; this is especially critical during these times of constrained resources. And we work with communities and educational systems — at all levels — around the world to help educators, parents and caregivers better prepare students with the skills they will need as part of the interactive, networked and tech-savvy workforce of the future. Our investments and resources are focused on making an impact on those key issues that directly affect a community and its people.

"We believe that companies like ours must play a significant role as citizens beyond our role as corporations. We must lead responsibly to help our communities, our nations, and the world address challenges that are bigger than any one company's interests. That includes bringing problem-solvers together; focusing them on action that helps communities grow; and helping communities develop the resources that sustain and attract people who choose to live work, learn and play in them."
—Jim McNerney, Chairman, President and CEO, The Boeing Company

---

Boeing and its employees are serious about contributing time, talent and resources to help strengthen communities around the world so that they are healthy and supportive places to live and work. By unleashing the power of our company and employees' assets — including our tremendous intellectual capital, ethics and diversity programs, in-kind donations, relationships with universities, the Employees Community Fund, and both traditional interest-based and skills-based volunteering — we go beyond simply dispensing corporate cash grants and organizing site-specific volunteer activities. These tools work together powerfully to help our communities build greater self-sufficiency and, as a result, enjoy sustainable economies and long-lasting growth.

To improve lives and communities, we continue to build many partnerships with nonprofit and nongovernmental organizations around the world. Some of those partnerships are highlighted in this report. Our company and our employees' roles as corporate citizens magnify the values we live by and the integrity we invest in our actions. Corporate citizenship has always been a traditional part of our culture at Boeing. That's who we are — and who we always want to be.

  

2010 Investments by Category

In total, **$160 million** from The Boeing Company, its employees and The Boeing Company Charitable Trust went to help improve lives and communities worldwide in 2010. The funds are distributed through thousands of charitable grants, business sponsorships and in-kind contributions of almost **400,000 volunteer hours** by employees giving their time and talent to offer their skills to support non-profit organizations around the world.


*Business-Related Donations
($60 Million)
Memberships 17%
Business Donations 50%
Sponsorships 34%
Charitable Grants by Focus Area
($57 Million)
Health & Human Services 23%
Environment 9%
Civic 7%
Arts & Culture 13%
Education 48%
Total Combined Investments
($160 Million)
Employee Financial Giving
($43 Million)
Employee Disaster Response Donations 3%
Employee/Retiree and Board Member Gifts 30%
Employees Community Fund Contributions 67%

*estimated total as of 12/16/2010

2010 Investments by Region

In total, **$160 million** from The Boeing Company, its employees and The Boeing Company Charitable Trust went to help improve lives and communities worldwide in 2010. The funds are distributed through thousands of charitable grants, business sponsorships and in-kind contributions of **almost 400,000 volunteer hours** by employees giving their time and talent to offer their skills to support non-profit organizations around the world.

Note: Click on the United States to view Boeing in the States 2010


Europe
$4.3 Million
Click here for
U.S. details »
Americas
$148 Million
Asia
$3.5 Million
Middle East
& Africa
$3.4 Million

Note: Click on the United States to view Boeing in the States 2010

Boeing In the States Brochure (PDF)

Corporate Citizenship Defined

Like all businesses, Boeing has a responsibility to its stakeholders—including the communities where its employees live and work, and globally where its products are used—to be a good "corporate citizen" and lead by example.

Citizenship is not just about corporate philanthropy or volunteerism. It is the means by which companies truly engage with, and contribute toward, the development of the communities within which they operate, and on which they ultimately depend.

Corporate citizenship at Boeing means creating positive changes in all we do—through the products and services we provide and the way we operate our business in the interconnected world in which we live.

Learn more about Boeing's corporate citizenship activities:

Our focus on environmental improvement:

- Environment

Our values and the way we govern our business:

- Core Values
- Ethics
- Governance

Our commitment to the well-being of our employees:

- Employment
- Health and Safety
- Diversity
- University Relations

More information about Boeing is available in the Company Overview.

2010 HIGHLIGHTS



BOEING PHOTO: DAVID QUERUBIN

Thousands of Boeing employees watch the first 787 Dreamliner lift off from Paine Field in Everett, Wash.

We are Boeing in the world

Innovation has been central to The Boeing Company since its beginning in 1903, and that spirit still drives us today. From the earliest days of commercial aviation, through the space program, to today's revolutionary 787 and into the future, innovation has driven our products, services and people.

Within this report you will see stories of how our company, our products, services and people are making a difference in the world by sharing our expertise, partnering with others and impacting key issues. Each of these stories is an illustration of a new idea, method or process that tackles a community need.

"We are trustees of a veritable revolution that is taking place once more in the economic, social, and political fabric with the advent of this new speed medium."
—William E. Boeing, founder, The Boeing Company

The skills and processes used in operating a successful business are universal it's all about working smart and streamlining processes. Boeing uses Lean+ throughout our enterprise and some employees are now taking Lean+ practices and training into local hospitals, food banks and zoos to help them achieve significant savings in time and money. Boeing has partnered with Engineers Without Borders-USA which pairs the talents and skills of professional engineers with the energy and interests of college students to work closely with underserved communities and villages around the world developing sustainable, environmentally friendly solutions to provide clean water, energy, sanitation and accessibility.

The world is currently facing a shortage of students pursuing careers in mathematics, science, engineering and technology. In order to continue exploring the mysteries of space, designing new aircraft, enabling medical research, and building computers and satellites, we will require new generations of scientists and mathematicians. Three exciting, innovative programs with lasting impact that provide students and teachers with hands-on experience to ignite their interest in engineering and technology. These programs include Soaring with Your Dream, Build A Plane challenge and FIRST Robotics.

New airplanes roll off the production line year round at the Boeing plants. From there they will fly to their new owners to begin commercial flight service. Boeing has developed a unique program that works in partnership with our customers and local non-government organizations to make special use of the empty cargo space on a new plane, filling it with needed humanitarian supplies that can then be distributed to areas in need. In addition, Boeing military aircraft operated by customers and countries around the globe become "flights of hope" as they perform vital relief and humanitarian missions.

Throughout our company and communities, Boeing takes climate change seriously. Two programs highlighted here bring a new approach to educating people about how they can minimize their impact on climate and the environment. In Southern California, students and Boeing employees work together to replace shade structures that were destroyed by a devastating wildfire almost two years ago at the Inside the Outdoors' headquarters in Silverado, Calif. The project not only benefits the students, but Boeing employees get to develop their leadership skills as mentors and leaders. Another program, the Natural Step, helps small, minority- and women-owned suppliers set targets for reducing their own environmental footprints while becoming more sustainable.

A group called Save the Children is helping Indian women and children find the support and the new life opportunities they need through educational and job-training programs that are supported by Boeing in India. In fact, Boeing collaborates with learning organizations, governments, industry and communities around the world to promote and guide learning from early childhood years and beyond.

There are thousands more stories large and small throughout Boeing of our people, our partners and our company bringing innovation to the work we do every day to make the world a better place. These stories are just a sample to provide insight into how, why and where we invest our time, talents and resources. We are Boeing in the world.

Engineering life-saving solutions

SHARING OUR EXPERTISE



PHOTO: JEREMY SMITH

Noah McColl (left), co-president of the Engineers Without Borders-USA student chapter at Yale University, joins children in Kikoo Village, Cameroon, to look over the results of a day's work of excavation by EWB-Yale colleagues and community volunteers for a water tank site.

Engineers Without Borders grants help provide basic necessities worldwide

Clean, disease-free water. Soot-free air. Electricity. These are taken for granted by Boeing employees. But many people in developing countries are without even these basic necessities, a situation that can lead to illiteracy, poverty and higher disease and mortality rates—especially affecting children.

Engineers Without Borders-USA is working to change that. A nonprofit humanitarian organization that partners with developing communities worldwide, EWB-USA volunteers, mostly professional engineers and engineering students, work with each community to identify, design and perform low-cost, small-scale engineering projects that improve basic quality of life.

"I am humbled by the stories of what these individuals have accomplished and the lives they've touched by providing the necessities that we may take for granted."
—John Tracy, Boeing chief technology officer and senior vice president of Engineering, Operations & Technology.

Established in 2002, EWB-USA has more than 12,000 members in 250 dedicated chapters through the United States, including university chapters on 180 campuses. The organization has completed more than 350 projects addressing clean water, renewable energy and sanitation in more than 45 developing countries. Each EWB-USA chapter makes at least a five-year commitment to a partnering community. The experience also helps volunteers develop and further their skills.

As a major sponsor, Boeing has awarded EWB-USA more than $1.1M in grants over the past four years through its Global Corporate Citizenship organization. The grants align with both the company's engineering culture and GCC's strategic focus on developing economically independent and sustainable communities.

Boeing has received letters from several of EWB-USA's 2009 grant recipients, providing an update on their projects, as well as thanking the company for its financial support. "I am humbled by the stories of what these individuals have accomplished and the lives they've touched by providing the necessities that we may take for granted," said John Tracy, Boeing chief technology officer and senior vice president of Engineering, Operations & Technology. "This is a shining example of what can be accomplished by engineers and non-engineers alike through volunteerism."

- To read excerpts from the letters, click here.

Mentoring future engineers

SHARING OUR EXPERTISE



BOEING PHOTO: TIM HOUSTON

Team 3177 was one of seven Boeing-sponsored underserved schools that took part in the 2010 FIRST Midwest Regional and won the award for "Highest Seated Rookie Team." Of the 164 teams that received funding through the company's partnership with FIRST, 61 won some type of award and 34 achieved finalist placement at a 2010 regional event.

Students shine through FIRST Robotics

For Long Beach engineering manager Terry Strouse, helping her team of high schoolers place first at the 2010 FIRST™ (For Inspiration and Recognition of Science and Technology) Robotics World Championship in Atlanta was like winning the Super Bowl.

"The level of intensity and enthusiasm exhibited by all of the teams at the championship was amazing—it was like being at a professional sporting event," said Strouse, who mentored the team that led a three-team coalition that finished first overall. "Our team learned to set requirements and create a plan before they started building their robot, just like any engineering project."

FIRST is a non-profit organization dedicated to encouraging young people to become science and technology leaders. More than 10,000 youngsters from more than 500 teams and 30 countries competed in this year's championship. Twenty teams with a Boeing connection made it to the event, which capped off two months of regional competitions.



Boeing FIRST Robotics Partnership—A short promotional video describing the partnership between Boeing and FIRST Robotics

"I salute the hundreds of Boeing employees who serve as FIRST mentors and who help FIRST deliver on its mission to provide accessible, innovative robotics. Employee mentors not only serve as role models for their teams, but they also gain valuable leadership skills in the process. Students learn self-confidence, communication and leadership skills, so it's a win-win for all involved."

—Rick Stephens, Boeing senior vice president, Human Resources and Administration.

Boeing continues to inspire the engineers and scientists of tomorrow through investments in education and quality programs like FIRST that encourage young people to study science, technology, engineering and mathematics.

Those who earned a champion spot had a chance to hear Rick Stephens, Boeing's senior vice president of Human Resources and Administration, thank team mentors, teachers, parents and volunteers for helping to develop the next generation of innovators and prepare students for tomorrow's jobs and careers.

"I salute the hundreds of Boeing employees who serve as FIRST mentors and who help FIRST deliver on its mission to provide accessible, innovative robotics," Stephens told the audience during the closing ceremonies. "Employee mentors not only serve as role models for their teams, but they also gain valuable leadership skills in the process. Students learn self-confidence, communication and leadership skills, so it's a win-win for all involved."



PHOTO, COURTESY FIRST ROBOTICS

Through his volunteer work with FIRST Robotics, Darin Gee has inspired students throughout Puget Sound—and as far as Ankara, Turkey—to study science and engineering. An integrated scheduler from Kent, Wash., Gee won the Boeing Exceptional Volunteer Service Award in 2010 for his volunteer efforts—mentoring high school students, organizing robot-building teams and competitions, and enlisting other leaders to further inspire the next generation of innovators.

Meeting the challenge

Earning a spot at the championship is a great achievement, but it was not the only chance the Boeing employee mentors and their enthusiastic teams had to shine this season. Earlier this spring, the students put their robot-building skills to the test by participating in regional FIRST competitions held at arenas and convention centers across the country.

At these competitions, teams are judged not only on their ability to meet the challenge but also on the collaboration and the determination of its members.

Boeing teams participated in 30 of the 44 regionals, with a total of 164 teams from across the country receiving support to compete through the company's commitment for the national partnership. Of the 118 teams with Boeing mentors that received funding through this partnership, 61 won some type of award and 34 achieved finalist placement at a regional event. Boeing's success even went international this year: a Boeing-mentored team took home the Competition Award at the Israel regional in Tel Aviv.

Before entering a FIRST regional competition, each team spent six weeks designing and building a robot using a kit of parts with motors, batteries and a mix of automation components—but no instructions—under the guidance of their team mentors.

Teams designed the robots to meet a specific engineering challenge. The challenge—dubbed "Breakaway"—was to get as many soccer balls in a goal as possible during the allotted time.

"Our team wouldn't have competed this season without Boeing's help," said Pam Greyer, director of the NASA Aerospace Education Lab in Chicago, who served as mentor of a Boeing-sponsored team that competed at the Chicago regional. "Going to the regional was a great opportunity for the kids to see what engineering is about as a career and helped expose them to what sponsoring companies like Boeing have to offer."

Winning mentors

Propulsion engineer Grace Balut Ostrom volunteered as a mentor for the FIRST team at Newport High School in Bellevue, Wash.

"We mimic a small company, with a president, a vice president of engineering, a vice president of marketing, and sub-groups that include build, electrical, programming, fundraising, visual design and public relations," Ostrom said. "It's a great program because it's not just the engineering side of it. It's like running a business."

Ostrom is "the glue that holds this team together," one student wrote in a nomination essay that helped her win a mentoring award for the Pacific Northwest region. Ostrom made the trip to Atlanta for the world championship to staff a Boeing booth where kids could learn about professional engineering challenges.

"One kid came by five times just to talk about engineering," she said. "It actually got to the point where he was trying to provide suggestions to me for how we could improve our airplanes."

And there was another student, a girl, who had doubts about her engineering aptitude. Ostrom shared what someone told her when she was younger: "If you think you want to go into engineering, you should just go for it. I feel like I paid back the favor," Ostrom recalled.

The Newport High School team didn't advance to the world championship, but its robot took "most creative" honors in the regional competition. The robot's features included a student-designed and -built tank drive, two-speed gearbox, variable strength ball-kicker able to score from any part of the field with camera targeting, gyroscopic navigation and a heads-up display

Add to that list the fact the robot's creators had a variable-strength, heads-up mentor.

For details on the FIRST organization, go to their national home page: http://usfirst.org.

Leading future entrepreneurs

SHARING OUR EXPERTISE



PHOTO: ANDRZEJ JAREK GOJKE

Students and Boeing employees who took part in the recent Gdynia Business Week in Poland.

Teens learn innovation and leadership

More than 100 high-school students from Poland, Russia and the United States came together recently in Gdynia, Poland, to learn what it takes to operate and manage a successful business venture.

The students were joined by Boeing employees from Seattle and Warsaw who served as advisors and helped guide students through Gdynia Business Week, a weeklong series of leadership and innovation workshops that's part of the company's Global Corporate Citizenship activities in the region. The two-year-old program's goals are to encourage the development of the future workforce and inspire positive attitudes towards community businesses.

"The Polish and Russian students are just like the American ones: creative, enthusiastic and fun."
—Kathleen Reid, a BCA executive sponsor and member of the executive board at Washington Business Week.

Modeled after the successful U.S. program Washington Business Week, Gdynia Business Week builds the confidence of young entrepreneurs through interactions with experienced business people to make a positive difference in their local business communities. This year, 25 business people from various industries took part in the workshops and other activities, including 11 from the U.S. and six from Boeing Commercial Airplanes.

Participants are divided into teams of 8–12 students that act as small companies; each team includes a Polish educator, an American student and an American business advisor. Students compete in marketing, production and finance challenges and create shareholders' presentations and trade show displays that are judged on the final day.

"It is critical for Boeing as a corporate leader to act responsibly and help its local communities," said Henryka Bochniarz, President of Boeing Central & Eastern Europe. "The company's involvement in these types of activities demonstrates its support for education, civic and arts and culture programs as necessary elements of sustainable communities."

Kathleen Reid, a BCA executive sponsor and member of the executive board at WBW added. "Gdynia Business Week is terrific—it helps the students learn to see the opportunities for their future," Reid said. "The Polish and Russian students are just like the American ones: creative, enthusiastic and fun."

The students were not the only ones who benefitted from the program, according to BCA employee advisor Kevin Ibatuan. "Being an employee volunteer gave me an opportunity to improve my leadership skills and bring these experiences and skills back to the workplace," Ibatuan said

Kris Fellrath, a former educator and now VP of BCA Business Operations attended many of the WBW events. She said about the weeklong event, "This program is about the importance of infusing a passion for business into the education system. The future of our business is dependent on a strong pipeline of business-minded professionals, and WBW is a great partner that is working toward that goal."

Gdynia Business Week was created last year by the Seattle-Gdynia Sister City Association. The first edition of the program was so successful that it was recognized by the city of Seattle as the "Best Single Project" in 2009 and by the National Sister Cities Association as the "Best Project for Youth and Innovation." More than 200 students have participated in the program so far.

"This program makes a real difference for the students, and its benefits don't end at graduation," Bochniarz explained. "Students become part of an extensive alumni network that can help them to succeed. Some might qualify for internships in the U.S., while others could win scholarships for Advanced Business Week or vocational pathways in healthcare, aerospace or process technology on college campuses across Washington State."

Boeing supports a number of ongoing projects in Central and Eastern Europe that focus on health and human services, and educational and civic activities. Other initiatives and partnerships the company supports include: the Polish Aviation Museum in Cracow, the Association of Jewish Historical Institute, Technical University of Lodz, Junior Achievement Foundation and the Our Earth Foundation.


GDYNIA

PHOTO: ANDRZEJ JAREK GOJKE

Henryka Bochniarz, President of Boeing Central & Eastern Europe, addresses students and Boeing employees who took part in the Gdynia Business Week in Poland.

Sharing Lean in the community

SHARING OUR EXPERTISE



BOEING PHOTO

An EWB-USA project team made clean drinking water possible for a village in Uganda.

Lean+ skills strengthen our partners

Helping Community Partners Stretch Limited Resources

Boeing's skilled workforce has found ways to bring Lean+, effective project management, systems integration and value stream mapping to our partners in the community and transferring skills honed over years of highly technical engineering and production into everyday practice that improves food bank delivery systems, hospital emergency room processing, and faster screening for the approval of humanitarian aid projects.

One group that was able to reduce time and rework on its humanitarian improvement projects thanks to Boeing Lean+ is Engineers Without Borders-USA. EWB-USA collaborates with local communities worldwide to identify, design and implement sustainable engineering solutions for clean water, sanitation and energy that improve the basic quality of life. Managing the approvals and administration for more than 350 international projects a year and growing, was straining the group's internal processes at its Boulder, Colo. headquarters. EWB-USA is supported by grants from Global Corporate Citizenship.

"Zoos, hospitals, schools, engineering projects in remote areas—anywhere people are trying to do a good job—that's where Boeing employees bring value-added skills to make the world a better place."
—Anne Roosevelt, vice president for Global Corporate Citizenship.

"Translating the many benefits that Lean+ has brought to our business into ones that will support a nonprofit such as Engineers Without Borders-USA is very exciting," said Bill Schnettgoecke, vice president and deputy, Operations and Supplier Management and Lean+ Enterprise Initiative leader. "This is just another example of how our employees have helped community partners stretch their limited resources by showing them how to successfully use Lean+ principles."



BOEING PHOTO

EWB Project Management team organizes work-in-process using task cards. The table-top visual board allows the team to quickly identify bottlenecks and project status.

After attending an EWB-USA presentation Michael Hogan, a Lean+ product development specialist in Southern California, immediately saw a way to use Lean+ methods to assist the group in efficiently managing its many projects.

"They had a tremendous number of projects in work, a lot of switching between tasks, changing priorities, and unclear requirements for starting and finishing a task," Hogan said. "They also identified first-time quality as a challenge, creating a lot of rework in the project life cycle, and identified a need for more qualified project mentors."

Cathy Leslie, Executive Director of EWB-USA agreed. "With an emphasis on quality, it became apparent that EWB-USA had to limit the number of community programs within the organization until we could ensure the consistency of our mentors, the quality control process, and the appropriateness of the community design. Working alongside Boeing in this process has provided the necessary structure and procedural groundwork to allow us to move forward in the appropriate manner."

Hogan is enthusiastic about the rewards of leveraging Boeing knowledge to assist EWB-USA's humanitarian efforts. "People at work get excited about the opportunity to get involved with an organization like EWB-USA," Hogan said. "It adds to their pride in the company, and they want to know how they can be involved. It also provides Boeing engineers with a great opportunity to try new things and then be able to bring the results back into the company as a lesson learned."

Applying Lean To Make the World a Better Place

The road to St. John's Mercy Medical Center's Lean+ experience began when a Boeing employee made several trips as a patient to the rehabilitation center for treatment but always seemed to wait for hours to see a doctor. Discussing the problem with co-workers, he inspired a team of Boeing employees to use their skills for a different kind of "production line." Their Lean instruction helped the 979-bed hospital in St. Louis improve how it manages its in-patient care to eliminate long wait times and develop coordination among therapists, nursing and transportation. The hospital now has its own Lean team called the "performance optimization crew," said Denny DeNarvaez, senior vice president for regional markets, CEO and President of St. John's Mercy Health Care.

"Our partnership with Boeing has been phenomenal," DeNarvaez said. "Because of the mentoring our team received from Boeing, we have made extremely dramatic improvements." Not only did the hospital improve coordinated scheduling among acute therapy, nursing and transportation staffs and reduced patient wait times, the Boeing team also helped staff reduce inventory levels in the pharmacy in St. Louis as well as a network hospital in Washington,

Mo. DeNarvaez said she's confident these Lean best practices will be used at other Sisters of Mercy network hospitals that serve Oklahoma and Arkansas.

Sharing their Lean expertise has taken Boeing employees to the Boeing Leadership Center in St. Louis where they helped the medical staff for Midwest Health Initiative take a crash course in Six Sigma training and learn how to define, measure, analyze, improve and control. As a result of the training, the medical professionals said they would use what they learned to help improve the quality of patient care in various health areas. In another example, Boeing employees partnered with Virginia Mason Hospital in the Puget Sound area to help the medical team develop a new, ergonomically appropriate surgical cart that takes less time than previous versions to restock with equipment and quickly move to surgery suites.

In Florida, 93 community agencies participated in a Lean+ event guided by David Bethay, director, Boeing Constellation Transition at Kennedy Space Center, Fla. Boeing employees who work on the Checkout, Assembly and Payload Processing Services and Space Shuttle programs at NASA's space center, utilize Lean philosophy in their everyday work.

"Teaching the Lean methodologies to the community has helped them make their time, energy and dollars stretch further," Bethay said. "Taking a small idea and turning it into a big reality has allowed us to share some of the many benefits that Lean has brought to Boeing."

As a result of the Lean+ workshop the staff at Florida's Brevard Zoo reduced their budget preparation time by over 65 percent.

"The most beneficial piece was the Value Stream Mapping project," said Nancy Grzesik, chief operating financial officer for the Brevard Zoo in nearby Melbourne, Fla.

"Zoos, hospitals, schools, engineering projects in remote areas—anywhere people are trying to do a good job—that's where Boeing employees bring value-added skills to make the world a better place," said Anne Roosevelt, vice president for Global Corporate Citizenship.

Delivering aid

PARTNERING WITH OTHERS



PHOTOS: U.S. AIR FORCE/U.S. AIR FORCE/CANADA'S AIR FORCE/U.S. ARMY

A U.S. Air Force C-17 Globemaster III airdrops pallets of water and food to the town of Mirebalais, Haiti, following a 7.0-magnitude earthquake that struck the country in January. (Insets, from left) Master Sgt. Douglas Brook and Tech. Sgt. Nicholas Wentworth of the U.S. Air Force Special Operations Command, who also are certified emergency medical technicians, perform on-scene medical care in Haiti after the quake. Passengers on board a Canadian Forces C-17 are readied for takeoff for an evacuation flight from hard-hit Port au Prince, Haiti. U.S. Army Sgt. Kristopher Perkins, a CH-47 Chinook crew chief, comforts a child whose family is being flown to higher ground following flooding in Pakistan's Swat Valley in August.

Life-saving gifts

Flights of hope

Boeing rotorcraft, military transports and commercial jetliners answer the call for help when global disasters strike.

It might be a lone U.S. Air Force C-17 dropping replacement engine parts to a British fishing boat adrift in pack ice near Antarctica, or a fleet of the huge cargo lifters, operated by various nations and NATO, ferrying supplies to Haiti after a devastating earthquake there.

Perhaps it's a Boeing commercial jetliner loaded with food, medicine and other aid for victims of an earthquake in China, or Chinook helicopters evacuating displaced people from flood-ravaged Pakistan, or a V-22 Osprey utilizing its unique vertical landing and high-speed cruise capabilities to quickly get help where roads and runways don't exist or have been damaged.

Whether it's a small emergency in the ocean or a disaster that affects tens of thousands on land, when the call for help and assistance goes out, Boeing aircraft operated by customers and countries from around the globe become "flights of hope" as they perform vital relief and humanitarian missions.



BOEING PHOTO TIM STAKE

Fourteen pallets of relief supplies, destined for Pakistan, were loaded on a new Qatar 777-300ER (Extended Range) in Everett, Wash., on Sept. 24, 2010. Among the 35,000 pounds (15,875 kg) of goods shipped were antibiotics, intravenous solutions, surgical masks and pain medication.

Boeing gift to help reconstruct Haiti's public education system

Boeing and its employees, through a company-sponsored appeals program, committed $2.2 million to help the people of Haiti following a devastating earthquake in January 2010. The American Red Cross received $1.3 million of that amount for immediate relief efforts. The remaining $900,000 went to the Interim Haiti Recovery Commission (IHRC) to help Haiti rebuild its infrastructure.

"We hope our contribution will help ease the Haitian Government's enormous task of rebuilding schools and training classroom teachers," Boeing Chairman, President and CEO Jim McNerney said. "Few things are more important to a country and its people's future success than an accessible public education system."

Prime Minister Jean-Max Bellerive and former U.S. President Bill Clinton, who co-lead the IHRC, will work with Boeing to identify specific projects to support the implementation of the Haitian Government's education plan, specifically in areas directly affected by the earthquake. The innovative partnership with the Government of Haiti will target the development of a universally accessible, high-quality public education system.

The approval of "hundreds of millions of dollars worth of projects for the reconstruction of Haiti, highlights an opportunity for the Haitian people to re-imagine and achieve their vision for a better future," co-chair Clinton said.

The infrastructure contribution will be directed to the Haitian Government through the William J. Clinton Foundation to support specific education projects. The IHRC will review the projects. Boeing will select from the ones that are approved; it also will monitor the projects to ensure transparency and accountability for the contribution.



PHOTO: DOUGLAS MORRISON/LOS ANGELES COUNTY FIRE DEPARTMENT

Los Angeles County Fire Department/California Task Force 2 search-and-rescue team members are aboard a U.S. Air Force C-17 bound for Haiti to deliver personnel and emergency supplies.

Supporting job training

PARTNERING WITH OTHERS



PHOTO: MCMURPHY'S GRILL/ST. PATRICK CENTER

McMurphy's Grill trainees not only gain practical experience in restaurant operations such as waiting tables and food preparation. They also learn the unwritten rules of holding a full-time job.

Innovative programs serve up jobs for the homeless

The old adage "teach a man to fish and you'll feed him for a lifetime" has taken on new meaning for the homeless in Seattle and St. Louis, thanks to two innovative programs that receive support from Boeing's Global Corporate Citizenship organization.

More than twenty years ago, Seattle-based FareStart launched one of the nation's first job training and placement programs for the homeless and disadvantaged. Today, the organization trains more than 300 individuals each year for jobs in food service and provides more than 500,000 nutritious meals to those in need.

FareStart uses a One Boeing Fund grant to help finance its growth plans to launch 75 new programs across the country, building economic self sufficiency and increasing social impact. One Boeing Fund grants are awarded to nonprofit groups that successfully demonstrate innovative ideas that will have a broad impact and provide sustainable solutions for community problems.



PHOTO: FARESTART

Seattle's FareStart has used a One Boeing Fund grant to help coach other organizations on replicating its successful job training and placement programs for the homeless and disadvantaged.

"More than 100 organizations have found their way to FareStart over the past three years to ask for guidance and technical assistance, and FareStart has been working with them in an ad hoc fashion," said Angel Ysaguirre, GCC global community investing specialist. "Recognizing the significant need for a formal network of social enterprises that can learn from each other, this grant award has helped them build capacity and form an organized working group with like-minded organizations including other Boeing grantees."

> "By establishing a collaborative network of like-minded partners, FareStart is leading the charge to increase the national impact of food-service job training for people facing barriers to employment."
> —David Carleton, FareStart's National Director

"By establishing a collaborative network of like-minded partners, FareStart is leading the charge to increase the national impact of food-service job training for people facing barriers to employment," explains David Carleton, FareStart's National Director. "Real-life job-skills training changes lives, and this capacity-building grant from Boeing gives us powerful momentum as we launch Catalyst Kitchens, to improve existing programs and replicate this successful program model where it does not yet exist. We are immensely grateful to the employees of Boeing for their support of our work."

FareStart serves as the most successful and comprehensive example of this food service training model. FareStart operates a full-service restaurant, three cafes, a catering business and a meal contract program that provides nutritious meals to those in need. Together, these generate $2.5 million that is used to fund training and social service programs for men, women and youth facing barriers to employment.

Over the past 15 years, Boeing has made in-kind donations of surplus items and provided equipment grants to help FareStart better serve the Seattle region. Employees also have designated critical support through the Employees Community Fund.

McMurphy's Grill

A few years before FareStart, St. Patrick Center in St. Louis opened McMurphy's Grill, its own full-service restaurant dedicated to training the agency's homeless and mentally ill clients. Funded in part by grants from GCC and the Boeing Employees Community Fund, McMurphy's Grill has helped hundreds of disadvantaged individuals get the skills they need to begin careers in food service and related industries.


McMURPHY'S
GRILL

PHOTO: MCMURPHY'S GRILL/ST. PATRICK CENTER

A full-service restaurant in St. Louis' downtown business district, McMurphy's Grill has helped hundreds of disadvantaged individuals get the skills they need to begin careers in food service and related industries

McMurphy's Grill is a full-service restaurant as well as St. Patrick's employment program. Its training program lasts for three to six months, during which up to nine clients/employees work regular shifts and receive on-the-job training on the operations of a commercial kitchen.

"Clients must demonstrate that they are serious about improving their lives before they can be admitted into the McMurphy's Grill program," explained Angela Most, GCC global community investing specialist in St. Louis. "Prospective trainees who have histories of mental illness or substance abuse must first participate in the Shamrock Day Treatment Program, which provides a range of treatment, counseling and recovery support."

Trainees gain valuable experience in various restaurant functions, including waiting and busing tables, washing dishes and operating common food preparation equipment. Equally important, they learn the unwritten rules of workplace accountability and the conduct required in a structured work environment.

"McMurphy's Grill teaches them the importance of self-motivation and the need to be accountable for their behavior and work performance," says Nancy Box, senior director of St. Patrick Center employment programs. "They learn not only the importance of being punctual and dressing appropriately, but also how to give and receive respect and how to work as part of a team — things you need to know to hold down a full-time job."

After training, McMurphy's Grill graduates receive extensive job-search assistance and go on to positions in area restaurants, hotels, hospitals and nursing homes. Of the 53 St. Patrick Center clients who received training as part of this year's program, 28 have already found employment.

Honoring veterans

PARTNERING WITH OTHERS



PHOTO MARC SELINGER/BOEING

World War II veterans (dark shirts) from the Tennessee Valley area, with their volunteer-guardians (yellow shirts), attend a memorial ceremony at the National World War II Memorial in Washington, D.C.

Boeing honors past and present heroes

Much has changed for the men and women who wear the uniforms of the U.S. armed forces in the years since World War II. However, one thing has stayed the same during the intervening decades — the admiration and support Boeing and its employees show for our homegrown heroes and their families, both in and out of uniform.

This past summer, Boeing employee volunteers helped 99 World War II veterans from the Tennessee Valley fly to the U.S. capital to see for the first time the National World War II Memorial. The memorial was completed six years ago to honor the 16 million men and women who served in the U.S. armed forces during the biggest military conflict in history.

"When I set out to launch this organization, Boeing was the only defense contractor, out of 18 companies, that listened to me, believed in me and offered support."
—Deb Kloeppel, a Navy spouse who founded the Military Spouse Corporate Career Network (MSCCN).

The veterans received a hero's welcome when they arrived at Reagan National Airport: hundreds of people, most of them strangers, greeted them with applause, handshakes, hugs and kisses. A six-piece band belted out stirring songs, and small children held up signs declaring, "Thank you for your service" and "You are our heroes" as the group made its way to the chartered buses to take them to the memorial.

"Next to Alabama football, this is one of the greatest things I've ever seen," said Arthur Alvin Jones Jr. of Decatur, Ala., standing in the vast plaza of the World War II Memorial, a mix of bronze, granite and waterworks on a 7.4-acre site on the National Mall. Jones was a B-17 and B-24 bomber navigator during the war.

The trip was organized and funded by the Tennessee Valley chapter of Honor Flight, a national nonprofit group that flies veterans to Washington, D.C., for a one-day tour of the monuments with the help of hundreds of volunteers, many of them Boeing employees. Some of the volunteers served as escorts or "guardians" for the veterans, in their 80s and 90s, and provided a sympathetic ear as they recalled their wartime experiences.

"We wouldn't be able to execute this program safely without volunteers," said Joe Fitzgerald, president of Honor Flight Tennessee Valley. "Volunteers are necessary on many levels, but safety is first, second and third priority for us."

With over 90 chapters in 45 states, Honor Flight has transported tens of thousands of World War II, Korean War and Vietnam War veterans to Washington, D.C., for free to see their respective memorials. "But the urgency is greatest for the World War II veterans — of the 16 million who served in the U.S. armed forces during the war, less than two million are still alive, and 1,000 to 1,200 die each day," Fitzgerald said. "Most of the living are too frail to travel to Washington."

Since 2008, Boeing has provided nearly 400 employees and guests as Honor Flight guardians. "Our Boeing employees are so proud to support such an important and worthwhile cause," said Kim Kierstead, who coordinates Boeing's involvement in Honor Flight activities. "Some of our volunteers have supported up to eight flights in the past couple of years, and are always so honored to be part of something so important."



PHOTO: RANDY JACKSON/BOEING

As volunteers wait for the veterans to arrive at Reagan National Airport in Washington, D.C., Kim Kierstead (white shirt, center), who coordinated Boeing's involvement in Honor Flight activities, holds up a veteran's photograph to introduce him to his "guardian."

Help for today's warfighters

Boeing's support for servicemen and women and their families also extends to those now serving their country in Iraq and Afghanistan.

When Paula Heine's husband, Simone, left for Iraq as a member of the U.S. Army, she became a single parent to her four young children and feared she might never see her husband again. During her husband's third tour of duty, Heine received the news she'd dreaded. Simone had been injured and was being sent home for treatment.

Not only concerned about her husband's condition but fearful of being unable to support her family, Heine discovered the Military Spouse Corporate Career Network. The MSCCN, a nonprofit organization supported by Boeing, helps military spouses, war wounded and caregivers of war wounded find jobs that provide the flexibility military families need. Heine credits the MSCCN for helping her find employment and playing a key role in saving her family.

According to Deb Kloeppel, a Navy spouse who founded the MSCCN in 2004, Boeing was a charter sponsor of the MSCCN and the first defense company to help the group execute its mission.

Norm Bartlett, vice president of Leadership Talent Management — Organization Effectiveness and MSCCN board member, emphasized that the company's support of the MSCCN is one of many ways Boeing supports military personnel and their families. "MSCCN is truly making a difference," he said. Click here to view a KMOV-TV, St. Louis interview with Bartlett about the organization and Boeing's support.

"When I set out to launch this organization, Boeing was the only defense contractor, out of 18 companies, that listened to me, believed in me and offered support," Kloeppel said. "Others who allowed me to present interrupted when they learned our mission was about the spouse and not just the warfighter. A lot of folks are grateful for the initial commitment."

Count Paula Heine and her family among those grateful people. Suffering from severe Post Traumatic Stress Disorder that left him unable to leave his home, Simone Heine received a medical discharge. Paula Heine said that she and her husband had always been strong for one another, but now she'd have to be strong for both of them.

Heine, who had uploaded her resume to the MSCCN Web site, said she was surprised when the organization called with an opportunity for work as a virtual administrative assistant. "I wasn't earning much, but getting to work from home meant I could provide care for my husband and kids, while developing new skills and proving myself. The MSCCN gave me the ability to get back on my feet," she said.

Kloeppel says her organization is the only nonprofit, joint-military resource dedicated to finding job placements for military spouses as well as military widows/widowers, war wounded veterans and caregivers of war wounded. The MSCCN also helps individuals develop coping and job skills to make them more confident and marketable.

"We enable military families, particularly those that depend on dual incomes, to move from location to location," Kloeppel said. "Not only do we make it possible for families to stay together, but we help in military readiness."

"Boeing's recruitment of military veterans and its veteran-friendly policies and culture have received national recognition from such media outlets as Military Times EDGE, a supplement to the Air Force Times, Navy Times, Marine Corps Times and Army Times. Boeing was the highest-ranked aerospace company in the "Best for Vets: Employers survey" that ran in that publication earlier this year and was the only aerospace company in the survey's top 50.

"Our focus on integrity, ethics and performance aligns well with the high standards of the U.S. Armed Forces," said Rick Stephens, senior vice president of Human Resources and Administration, a former U.S. Marine Corps officer. "Veterans at all levels bring leadership skills that are as valuable as the technical knowledge they offer us."

Arts education

PARTNERING WITH OTHERS



PHOTO: ARTS FOR ALL

Students at La Ballona Elementary School in Culver City Unified School District learn about dance as a performing art.

Coloring outside the lines

Sarah Murr exudes humor and passion when she talks about arts education and the importance of developing creative minds that will one day become the inventors and innovators who will drive the growth of business.

As Boeing's Global Corporate Citizenship community investor responsible for corporate giving to the arts in Southern California, Murr is considered a dedicated arts education advocate and was recently recognized by the Orange County Music and Arts Administrators for "Outstanding Contributions to Education" from the Orange County Board of Education.

"As an active board member of the California Alliance for Arts Education, she has spoken eloquently about the need for graduates of public schools to build their creative skills in order to meet the job force requirements of the future," according to the nomination.

"We know that employers are looking for new recruits who are creative problem solvers, innovative thinkers, confident communicators and collaborators. The arts provide all of that and more."
—Sarah Murr, Boeing's Global Corporate Citizenship community investor responsible for corporate giving to the arts in Southern California.

Murr is only one of 75 Boeing community investors around the globe who are responsible for corporate giving in five interdependent community focus areas: arts and culture, education, environment, civic awareness and health and human services. Like her colleagues, Murr completes a thorough community needs assessment before determining whether an organization will receive Boeing grant funds. Requests are reviewed and approved annually.

For over 30 years, cuts in education have led to the disappearance of the arts in the public schools. "It's not surprising then that creativity is on the decline. While IQ continues to increase with each generation, creativity scores are decreasing. IBM's annual survey of 1,500 CEOs identified creativity as the number one leadership competency of the future," said Angel Ysaguirre, strategy director for Global Corporate Citizenship.

As with literacy, math and science, developing skills in the arts is complex. "For school-aged children, school is where they get the most exposure to the arts, especially for children from low income families," Ysaguirre added.

In response, education advocates in Los Angeles and Orange Counties in Southern California have developed a plan to put sequential, coordinated arts back in the schools. The key element of these arts education initiatives is the development of an infrastructure for each district that includes a policy and plan adopted by the school board, along with budget.

Today, as a result of Murr's hands-on role, Boeing supports programs in Los Angeles County and Orange County that do more than just provide financial support. Both Arts for All in Los Angeles County and Arts Advantage in Orange County are strategic arts-education initiatives, which help districts build policies and strategic and implementation plans, provide professional development for teachers and administrators, and develops curriculum in all four arts disciplines. Arts for All has been implemented in 43 of 81 Los Angeles County school districts representing more than 500,000 students. Arts Advantage has been implemented in 15 of 28 school districts representing nearly 350,000 students in Orange County.


Boeing Support to Arts Education in California
Arts for All (Los Angeles Co.
Arts Advantage (Orange Co.)
Supporting Both Initiatives

In 2001, Los Angeles school districts were surveyed to obtain baseline data on arts education in their district. Most districts, 53 percent, reported they had no written plan for implementing arts education. And while 45 percent did report they had written plans, arts education was not being implemented across the district in a systematic manner, Murr explained.

"In Orange County, 38 percent of the districts had policies on the provision of arts education and 33 percent had written plans to implement arts education," she said.

In addition to providing support to allow school districts to develop arts curricula and train art teachers, "Advocacy is also a key element of each initiative," Murr said. "Large- scale change will never take place if parents and community leaders do not take ownership of ensuring that the arts are in their children's schools. Our financial support has allowed the formation of Community Advocacy Teams, which include all community stakeholders, district personnel, business, parents, arts nonprofits and community leaders. These teams develop advocacy plans that support the individual needs of the district."

"The success of these programs will result in improving the lives of the students who participate by helping them build their creative capacity." Murr added. "We know that employers are looking for new recruits who are creative problem solvers, innovative thinkers, confident communicators and collaborators. The arts provide all of that and more."

Technology for Food Bank deliveries

PARTNERING WITH OTHERS



PHOTO: SECOND HARVEST FOOD BANK IMAGE

The Second Harvest Food Bank in Orange County, Calif., used funding from GCC to purchase routing software to more effectively manage their food delivery fleet. So far, the organization has seen a 70 percent increase in the number of daily pick-ups and deliveries per route and has almost doubled the number of agencies that receive deliveries.

'Going Lean' yields a lot for California food bank

It's inconceivable to think that in America, the land of plenty, people are going hungry — even more inconceivable to learn that it's happening in Orange County, Calif., one of the most affluent locales in the nation.

Sadly, it's true. The demand for food assistance has increased by an average of 35 percent in just the past year in Orange County. The most vulnerable are senior citizens, children and the working poor.

Boeing has a long history of reaching out to organizations that offer food assistance. In Orange County, the company's Global Corporate Citizenship team has worked with the Second Harvest Food Bank for many years. When it came time recently to evaluate the nonprofit's needs and how best to address them, Boeing Heath & Human Services Community Investor Kevin Ober and Food Bank Executive Director Joe Schoeningh applied Lean principles to figure out how to maximize Boeing's contribution.

> "We could have taken the easy route and used the funding for another truck, but we wanted to kick it up a notch and be a little more creative in how we applied the funding."
> —Joe Schoeningh, Food Bank executive director.

"We looked at the support we've provided in the past, what the organization's needs are now, and brainstormed on how best to meet them," Ober explained.

"We could have taken the easy route and used the funding for another truck," Schoeningh continued, referring to the fleet of pickup and delivery trucks that are the backbone of Second Harvest's food relief efforts. "But we wanted to kick it up a notch and be a little more creative in how we applied the funding."

The solution was teaming with Bank of America, also a long-time corporate supporter of the food bank, to leverage the funds for greater benefit. After careful study, Second Harvest used the dollars to purchase routing software that will enable more effective management of the fleet.

The UPS Roadnet Logistics™ system features routing software that offers significant benefits. The software connects directly to the food bank's existing receiving and distributing program and automatically updates it, maximizing staff effectiveness. It saves the transportation manager about an hour a day in planning routes and responding to traffic situations. On the driver side, it enables the driver to electronically enter pick-up, delivery and location information using a hand-held device akin to a cell phone, saving time at each stop.

Driver Charles Gideon is absolutely delighted with the results. "I'm saving as much as 30 minutes every day," remarks this California 'commuter' whose drive has gotten easier, thanks to Boeing. Gideon adds that he's been able to add up to three additional stops to his route. "For programs like Fresh Rescue, where the food is picked up and put on the table the same day, that's fantastic."

To date, Second Harvest has seen a 70 percent increase in the number of daily pick-ups and deliveries per route thanks to the new food pick-up and delivery system It's also helped the organization boost the number of agencies that receive deliveries from 52 in 2009 to 90 today

"It's estimated that the UPS software could allow Second Harvest to distribute as much as 150,000 additional pounds of food in its first year of operation, making this another example where 'going Lean' is helping a lot — helping to provide more food more effectively to those who need it the most," said Ober.

Convening community partners

PARTNERING WITH OTHERS



PHOTO: STEVE FASSA/BOEING

The opportunity to meet and talk with peers in the same field — as well as representatives from other areas of community outreach — was a highlight of the convening.

Finding a way: Boeing, community partners 'lead and learn' at California forum

They came from near and far — officials representing school districts, state and local government agencies, nonprofits and educational institutions — the gamut of community organizations with which the Boeing Global Corporate Citizenship team in California interacts throughout the year.

More than 150 representatives from across the state gathered in Long Beach Nov. 16 for the California GCC team's first community partner convening. The primary audience was the nonprofit organizations who have received investment funding from the company, but other community stakeholders such as local government agencies also were invited to attend.

The intent was simple: to build better partnerships. Or, as the theme of the forum succinctly stated, to lead and learn from each other.

"I was inspired to see how far-reaching Boeing's philanthropy is in the community. We feel grateful to be part of the Boeing community and are more excited than ever to continue to work with all of our existing partners and the ones we met at the forum."
—Erin Ross of City Year, a national youth service organization.

"We wanted to educate our stakeholders about Boeing," said Jim Herr, senior manager, Global Corporate Citizenship. "It's important that the nonprofits with whom we invest recognize that we're in a partnership and must work together to manage our resources strategically."

The day began with an overview of the Boeing footprint in California, presented by Boeing Regional Executive Nan Bouchard. Providing the state-wide perspective was Brad Kemp, director of regional research for consulting group Beacon Economics. A panel discussion wrapped up the first half of the day, featuring subject matter experts in political analysis as well as the nonprofit and business communities.

The Boeing GCC team then spent the remainder of the forum in breakout sessions with representatives for the nonprofits in the GCC strategic focus areas (arts & culture, civic, education, environment, and health and human services.).

Having begun to percolate in the morning, one of the most rewarding and productive aspects of the forum came into full bloom during the breakouts. These were the opportunities not only to connect with peers in the same field, but also to cross-pollinate and learn about new areas of community engagement and potential new connections.

"One of the most valuable outcomes of the convening was the opportunity to meet colleagues, perhaps for the first time, who are working in the same field and to explore areas of collaboration that will help us increase our capacity to meet our goals," observed Bruce Saito, executive director of the LA Conservation Corps, which works with at-risk young adults and school-aged youth.

"Together, we can achieve significant change."

Erin Ross of City Year, a national youth service organization, shared the same sentiment.

"I was inspired to see how far-reaching Boeing's philanthropy is in the community," commented Ross. "We feel grateful to be part of the Boeing community and are more excited than ever to continue to work with all of our existing partners and the ones we met at the forum."

Feedback from the participants has been universally positive, with a strong interest expressed in continuing the practice.

"The 2010 Boeing Grantee Convening was a wonderful sharing of information," said Dan Chernow Ed.D., executive director, UCLA School Management Program, a nonprofit school reform initiative. "Whereas usually generous grants are given and supportive work is undertaken, this was a unique opportunity for organizations to share with one another their accomplishments. Every aspect of this convening provided for information, dialogue and learning."

Saito agreed. "At next year's convening, it would be great to have more time and a greater focus on the breakout sessions and grantees," he concluded.



PHOTO: STEVE FASSA/BOEING

Boeing Southern California Regional Executive Nan Bouchard talks with attendees at the 2010 GCC convening in Long Beach. Bouchard provided an overview of the Boeing California footprint and also answered questions.

Giving back

PARTNERING WITH OTHERS



PHOTO: KAREN CLARKE/BOEING

In Australia, volunteers weed and plant a high school's new Boeing Garden

One fine day

It was a "One Boeing" kind of day.

In communities on three continents, more than 1,600 Boeing employees, their families and friends volunteered their personal time and skills to touch lives at schools, workplaces, homes and even homeless shelters during the company's first Global Day of Service on July 17.

"Employees from across the enterprise came together on the same day for a common purpose, and they touched the lives of people around the world," said Patrice Mingo, Boeing director of strategic employee programs. The success of the global event exceeded expectations, she said.

"Employees from across the enterprise came together on the same day for a common purpose, and they touched the lives of people around the world."
—Patrice Mingo, Boeing director of strategic employee programs.

Timed to commemorate the founding of The Boeing Company on July 15, 1916, the new, signature event put an exclamation point on Boeing's evolving volunteer program, which was launched by the Employee Volunteer Council and Global Corporate Citizenship One fine day earlier this year. The purpose is to connect employee volunteers worldwide and maximize their positive impact in communities.

Beyond the six pilot Global Day of Services sites, other Boeing employees also participated. In Kansas, for example, volunteers gathered at the Wichita Art Museum to educate the public about the arts. They helped operate an art studio for kids and hosted an ice cream social that drew 1,200 attendees.

Here's a brief look at what was accomplished at those six sites:

In St. Louis, more than 200 Boeing volunteers worked with nonprofit Rebuilding Together to repair houses. The teams poured concrete, replaced porch columns, painted, redid siding, cleaned up yards and much more to help poor, disabled and elderly homeowners continue to live independently.

"This was my first leap into volunteer work of any kind, and it was a little overwhelming at times, but it was worth every moment," said Shanan Smith, a Lean+ facilitator who helped lead 74 Engineering, Operations & Technology employees that day

"Watching people come together and bring their knowledge and abilities to lift the burdens of homeowners in need was an experience beyond words," Smith added.

In Korea, 15 volunteers, including Boeing Defense, Space & Security leaders, employees and their families, prepared and served meals to nearly 170 people at the Rise Again Center, a homeless shelter in Seoul.

In Japan, employees chose to work at Tokyo Shure, which is celebrating 25 years of providing alternative schooling for children and young people. The volunteers helped students and staff decorate the school with hand made signs and origami for a fundraiser marking the anniversary.

In Washington state, nearly 800 volunteers, many from Boeing Commercial Airplanes, partnered with Habitat for Humanity to build 12 homes at six construction sites across three counties. Other teams helped paint and clean up Puget Sound schools and child care centers.

In Southern California, more than 450 Boeing volunteers removed invasive vegetation and trash to help maintain the natural habitat of local wetlands areas.

The teams included members of the Clean & Green Crew, part of the LA Conservation Corps' Young Adult Corps. These are at-risk students who gain job skills training, education and experience working on conservation and service projects.

Together, the volunteers repaired 4,800 square feet (450 square meters) of decomposed granite trail path and removed 5 acres (2 hectares) of invasive species that included a 700-pound (320-kilogram) palm tree. They also got rid of nearly 12 tons (11 metric tons) of trash.

In Australia, employees joined with members of the Brisbane, Queensland, community to help improve the grounds for Balmoral State High School.

"The neighbors around the school all came out to see what was going on and were pleased to see Boeing's involvement," said James Baker, who led the Australian event. "They even suggested we might like to do their gardens."

Partnering with schools

PARTNERING WITH OTHERS



PHOTO: BOEING ITALY

Middle school students in the Taranto province of Italy use laboratory equipment and other tools during an interactive workshop that helps them learn how to protect the environment.

Environmental lessons in the classroom

From Italy to Japan and elsewhere across the globe, Boeing employees are partnering with community-based organizations to help address the challenges facing the world's ecosystem.

Boeing partners with communities to invest projects related to climate change, alternative energy and recycling that pioneer new technologies and environmentally progressive solutions. One of the ways Boeing reaches communities is through educating young people on initiatives that encourage support for environmental programs that provide students the knowledge and tools to create positive change and make a difference in their communities.

In Southern California, students and Boeing employees are working together to replace shade structures that were destroyed by a devastating wild fire almost two years ago at the Inside the Outdoors' headquarters in Silverado, Calif. Students are teamed with Boeing employees to create a design, establish a budget and identify building materials for the new shade structures. The project not only benefits the students, but Boeing employees get to develop their leadership skills as mentors and leaders.

"Just as employees mastered 'impossible' challenges like supersonic flight, stealth, space exploration and super-efficient composite airplanes, now we must focus our spirit of innovation and our resources on reducing greenhouse-gas emissions in our products and operations."

—Jim McNerney, Chairman, President and CEO, The Boeing Company

---

"The project builds science, technology, engineering and math skills and inspires students to pursue careers in engineering and science, while empowering them to be leaders through teamwork and volunteerism," said Jim Herr, Boeing GCC manager in California. In addition, as part of a "From Science to Stewardship" grant that Boeing provides, students and their teachers from around Southern California learn firsthand about environmental stewardship in a natural education setting and will benefit from the structures made through this volunteer effort.

Schoolchildren in the Province of Taranto in Italy's Puglia region are learning at a young age what it means to protect the environment because of an ongoing partnership between Boeing and industry partner Alenia Aeronautica.

The objective of the program "Natural...mente scuola: educazione ambientale e tecnologia," is to build children's awareness of the importance of environmental sustainability — increasing their understanding of how everyday behaviors can have an impact on environmental protection.

The program has received support from the offices of the Ministry of Education Regional School Office for Puglia, the Regional Ministry of the Environment Center for Environmental Education, the municipalities of Grottaglie and Monteiasi and from the United Nations Educational, Scientific and Cultural Organization (UNESCO).

Since it was introduced in 2008, the program has reached more than 13,000 students from 38 middle schools. During the first phase, students produced 125 projects in a competition entitled "Sustainable Idea," in which they were challenged to create a road map that effectively identified and addressed the critical issues confronting the environment.

Recently, students at five schools from the Puglia region were recognized for producing innovative videos as part of a "Let's make ideas fly" competition. The videos illustrated the students' ideas about achieving a sustainable world and were judged on originality, collaboration and potential effectiveness of their ideas. The winners in both competitions participated in a tour of the Alenia Grottaglie Composite plant in Italy, where fuselage sections for the 787 Dreamliner are produced.

"Boeing is proud to foster respect for the environment and encourage positive behaviors that will help protect it," said Rinaldo Petrignani, president of Boeing Italy. "The students will play a relevant role in raising awareness on environmental issues in their local communities."

In Japan, Boeing employees and others worked alongside school children to plant 180 saplings on the barren mountainsides of Ashio, north of Tokyo. The activity supported a Global Corporate Citizenship grant to Growing Green, a nonprofit that is dedicated to restoring the area's woodlands.



PHOTO: VANESSA PEREDA

Turgut "TC" Cakiraga, a Boeing engineer, works with student Jordy Ortega, from the Orange County Department of Education ACCESS program, to build picnic tables at Rancho Sonado for its outdoor science school.

"Reforestation is only part of what we are all trying to achieve; we are also raising awareness of the importance of good environmental stewardship," said Mike Denton, president of Boeing Japan.

Across Japan, Boeing employees are involved in other awareness-building projects. Boeing employees and students from an alternative school, which is also a GCC grant recipient, planted a variety of trees in an area that's been devastated by toxic gas emissions from a 19th century copper mine.

On the Nagoya coast, employees of Boeing Japan and Mitsubishi Heavy Industries, Boeing's Nagoya-based industrial partner, periodically volunteer to help clean up the Fujimae Tidal Flats. Fujimae Higata Mamoru Kai is a local organization dedicated to the protection of the Fujimae Tidal Flats. The flats are recognized by the Ramsar Convention on Wetlands as internationally important because they are Japan's biggest stopover for migratory birds.

In Spain, students from Madrid Base School participated in a contest to design a new visitors' guide for the Cabañeros National Park. The project is part of a program called "Overflying Cabañeros," conducted in partnership with Cooperación Internacional. A team of environmental



PHOTO: VANESSA PEREDA

Students present their proposed shade structures to a panel of judges that includes representatives from Inside the Outdoors, Orange County Department of Education and Boeing educators led the winners, ages 10 to 12, on a tour of the park to explore and observe.

In a separate project near Madrid, Boeing partnered with the nonprofit AFANIAS to develop the Botanical Garden and Environmental School in Cobeña that will serve children and young adults with learning disabilities.

"The Botanical Garden offers an ideal platform to organize educational workshops with disabled and nondisabled students in the Madrid region," said Pedro Argüelles, president of Boeing Spain. "It not only supports the conservation of native plants, but it also promotes a change in the perception of the role played by people with disabilities in our society."

Inspiring science and math education

IMPACTING KEY ISSUES



PHOTO: MIKE CLEWS

Yateley School students Oliver Vass and Grace Roaf build the RANS S-6 Coyote.

Helping students and teachers soar

The dream of flight. For many people it just remains a dream. But for hundreds of students worldwide, those dreams are taking off and becoming reality.

"I want to become an engineer and design the most innovative and efficient aircraft of the future," said Gao Xin, a fifth-grade student from Beijing Second Experimental Primary School.

Gao is one of many young people who have participated in "Soaring with Your Dream," a technology and engineering-oriented program launched in 2008 to build sustainable growth and encourage the study of science and technical subjects in Chinese schools.

"The 'Soaring with Your Dream' program is an example of an educational initiative that contributes to building a future work force for a sustainable economy in China and supports teachers to help students meet future challenges," said David Wang, president of Boeing China.

Soaring with Your Dream inspires teachers and elementary school students about the science of aviation while cultivating the future talent of China — a fast-growing market that makes up almost one-fifth of the world's air travel. During the program's first year, teachers from more than 100 schools in the Beijing area were trained in basic aviation principles and more than 20,000 aviation textbooks and 10,000 airplane model kits were distributed to 100 elementary schools. In 2010, Boeing expanded Soaring with Your Dream to 150 schools to reach more teachers and school children on the outskirts of Beijing. Additionally, topics such as protecting the environment and reducing carbon emissions were included in the training program.



PHOTO: HOU JUN

Students from the Boeing China "Soaring with Your Dream" program fly handmade airplane models in front of the China Aviation Pavilion at Expo 2010 Shanghai China.

On the other side of the globe in the United Kingdom, Yateley School student Grace Roaf proudly said, "engineering as a whole is so interesting to me and I'm starting to love it more and more."

The Yateley School is leading a small group of schools under the U.K. Schools Build a Plane challenge, an ambitious program that challenges students between the ages of 14 and 18 to build, fly and the help sell a light aircraft. In June 2009, more than 20 Yateley students began building a single-engine two-seat RANS S-6 Coyote from start to finish. Following months of hard work, the first flight is expected to take place in December 2010 following final inspections and flight certifications.

> "This exciting project directly engages young people and their teachers with the practical elements of science, technology, engineering and math in a fun and inspiring way."
> —Roger Bone, president of Boeing U.K.

"We are very excited to be involved in the project," said Yateley School Science Teacher Caroline Uttley. "It is extremely important to find new ways to inspire the next generation of pilots, engineers and scientists."

Launched in 2008 by Boeing and the Royal Aeronautical Society, the U.K. Schools Build a Plane program aims to provide young people with hands-on experience about engineering and building aircraft. Along the way, students and teachers learn scientific and engineering principles behind flight in addition to project management and problem-solving skills.

Throughout the airplane build, Boeing experts and Royal Aeronautical Society members provide training for educators and act in a mentoring capacity to students. As with all aviation projects, the program includes a commercial focus with winning schools, marketing and selling the aircraft they build.

"This exciting project directly engages young people and their teachers with the practical elements of science, technology, engineering and math in a fun and inspiring way," said Roger Bone, president of Boeing U.K.

In 2009, Boeing directed about $55 million towards education programs worldwide to enhance young people's interest in science, technology, engineering and mathematics and to prepare the future work force for tomorrow's jobs and careers.

Boeing and the environment

IMPACTING KEY ISSUES



PHOTO: BOEING PHOTO

Chemical management specialist Ryan McNatt assists shop-floor employees on recycling, helping the Salt Lake City facility become the first Boeing plant to ship zero waste to landfills.

Creating a better tomorrow

Boeing recognizes the importance of protecting our ecosystem. That is why we are unleashing the expertise of Boeing employees to design environmentally progressive products, research cleaner fuels, enhance the global air traffic system to reduce the carbon footprint of air travel, and expand into new markets where Boeing technologies show tremendous promise.

Improving the Supply Chain's Environmental Performance

Our life cycle approach to the environment starts with our global supply chain. In 2010, Boeing employees led more than 400 workshops educating suppliers about ways to reduce emissions and cut back on the amount of materials sent to landfills.

We've introduced new contracting provisions establishing suppliers' environmental initiatives as a key factor in doing business with Boeing. The next step is to work with other major aerospace companies to establish a recognized environmental standard for our global supply base.

Achieving Aggressive Internal Targets

Boeing employees, using Lean+ tools, are developing innovative ways to meet aggressive environmental targets inside our own facilities. These efforts are delivering results. At our major U.S. facilities between 2002 and 2009, we reduced CO2 emissions by 31 percent, energy consumption by 32 percent and hazardous-waste generation by 38 percent on a revenue-adjusted basis. We reduced water consumption by 43 percent on a revenue-adjusted basis, and earlier this year set a challenging target to continue this progress.

Innovative Solutions

Operation of Boeing products represents our biggest potential impact on the environment and our greatest opportunity for a positive change. Commercial aviation accounts for two percent of man-made greenhouse gas emissions, and our industry is addressing this issue with credible actions.

Aerospace was the only industry to present a clear plan to the United Nations Climate Change Conference. We called for global guidelines placing tough fuel-efficiency standards on new airplane designs, improvements in the global air traffic control system to cut air travel-related CO2 emissions by 12 percent, and continued efforts to commercialize sustainable biofuels — all with the aim of achieving carbon-neutral growth across the industry by 2020.

Since December 2009, two new Boeing jetliners — the 747-8 and the 787 — have entered flight test. Both airplanes will consume less fuel and produce a smaller carbon footprint than the jetliners they replace. Boeing has tested enhanced air traffic control systems at major airports in Australia, Europe and North America. If these innovations were adopted worldwide, airlines would reduce annual emissions by millions of tons. That is why we continue to urge governments to update aging air traffic control systems.

Together with leading researchers and industries, Boeing employees are advancing ways to develop sustainable biofuels made from algae and other feedstocks that reduce emissions over their life cycle without competing with food crops for land or water. In the past two years, seven customers — five airlines, the U.S. Navy and the U.S. Air Force — have flown Boeing airplanes powered by sustainable fuels

Applying innovations designed to meet complex national security challenges, Boeing is working with the U.S. Department of Energy's Power Utilities to provide smart grid technology to improve the efficiency and security of power distribution systems

End-of-Service Recycling and Recovery

We believe that when our products reach the end of their useful lives, they still can provide value. That is why Boeing helped bring together 11 companies to form the Aircraft Fleet Recycling Association.

This group has grown to 42 members that, combined, have efficiently recycled more than 7,000 commercial and military aircraft.

These are just a few ways Boeing is applying our technical leadership to enhance environmental performance across our industry. We recognize that this is the start of a long journey. We also believe the innovative spirit that helped us conquer seemingly impossible challenges, such as landing on the moon, will help us pioneer new technologies to address environmental issues and enable people around the world to continue to grow and prosper.

For more information, please see Boeing's 2010 Environment Report.

Save the children

IMPACTING KEY ISSUES



PHOTO: SAVE THE CHILDREN INDIA

Students at Save the Children use a computer center that is supported by Boeing.

New beginnings

Since 2008, Boeing has provided community support through charitable donations as well as in-kind volunteer services to Save the Children India (STCI), a nonprofit that began in 1981. STCI works to help empower children, adolescent girls and women through its various education, health and vocational training programs.

In 2004, STCI launched an ambitious project in Delhi and began operations aimed at reaching more than 100,000 people in the oldest village in Delhi — Sarai Kale Khan Village.

Boeing India, through its Global Corporate Citizenship funding, helped establish in partnership with STCI a multiyear, scalable program, aligned with a focus on health and human services and education. The funds helped expand the Balwadi preschool program, a vocational training program and established an anti-trafficking program.

"The much needed services that STCI provides like many other similar programs that Boeing supports around the globe, are helping the world's most vulnerable residents — women and children — to a new beginning and a chance to make a difference in their communities," said Anne Roosevelt, vice president, Global Corporate Citizenship.

Two reasons that Boeing India supports the nonprofit are its grassroots presence and its commitment to educate people and reintegrate them into society, Roosevelt said.

STCI's anti-trafficking program uses grassroots penetration in local communities for early intervention — that is, before children are sold — and also to rescue trafficked children. Boeing funding has provided STCI with the ability to train community resources in various disciplines, including post-rescue therapy and re-integration into the community. STCI can now reach out to over 400 children, adolescent girls and women directly and an additional 200 people every month indirectly.

Boeing India assists STCI in nonmonetary ways as well, participating in various festival celebrations, holiday events, and visits with friends and family. STCI has also been invited to the Boeing Delhi office to display and sell holiday wares and gifts made by participants in the vocational program.

Boeing support also means that STCI can take children and girls on educational trips both within and outside the city, providing experiential learning while increasing the confidence and independence of the students, most of whom would otherwise not be allowed to step out of their houses.

STCI has also been able to expand the types of activities offered. They have organized more sports activities, competitions, visits to organizations, professional institutes, training programs for staff and students, and health programs that teach practical implementation of the education provided at the center.


The Children India
86 SARAI KALE KHAN NEW DELHI-110013

PHOTO: SAVE THE CHILDREN INDIA

A student performs during the Eid Celebration at STCI's Sarai Kale Khan Village, New Delhi.

The results of STCI's efforts and dedication are clearly evident:

- Four girls who dropped out of school have pursued higher education and have plans to continue studies through college.
- 100 percent of the children from Balwadi (preschool education program) have been admitted into elementary school.
- Follow-up is mandatory for children who have graduated from STCI programs until they complete their primary education. More than 85% of the children from STCI's School Dropout Education and Mainstreaming program have been admitted to mainstream schools and are monitored for continuation of studies.
- Annually, six to eight girls (illiterate and/or dropouts) receive sponsorships for school education, and 20 are given basic education in STCI's center.



PHOTO: SAVE THE CHILDREN INDIA

Women and young teens with Save the Children India sell products from a stall in Gurgaon, New Delhi.

- More than 45 children who are on the verge of dropping out from school receive academic assistance.
- Every year 80 girls receive vocational training in tailoring, 40 in beauty parlor services, 40 in embroidery, 40 in painting,

60 in Mehndi (henna) application and 60 in the nutritious cooking program. These girls have reported that they are now able to earn and save money through the skills they learn.

- 80 illiterate women receive basic education every year.
- Six girls joined the National Institute of Information Technology training program in retail showrooms of companies such as Reliance Fresh and Tata Indicom.

Protecting our ecosystem

IMPACTING KEY ISSUES



PHOTO: BENJ DRUMMOND

Boeing funding is helping The Nature Conservancy develop strategies to reduce river sedimentation in the Missouri Ozarks.

Protecting waterways in Puget Sound and the Ozarks

From the Pacific Northwest and Ozark Mountains in Missouri, Boeing through its Global Corporate Citizenship organization is teaming with The Nature Conservancy to protect ecologically important waterways from the most challenging and immediate conservation threats.

In the Puget Sound area of Washington state, local marine ecosystems have begun showing signs of decline, including reduced fish populations, degraded or destroyed habitats and compromised water quality. At the same time, the Sound is facing increasing demand as more people move to the coast and new technologies emerge such as marine renewable energy.

The Nature Conservancy, through a $150,000 Boeing grant, has launched a public policy program that will help determine how Puget Sound and other areas can be used sustainably and protected from further harm. Through its GCC organization, Boeing invests in community-based programs around the globe that both educate citizens and help protect and restore critical natural assets and habitats.

"One of the goals of the Nature Conservancy is to protect waterways that are so vital to the ecosystem and our local community."
—Mary Armstrong, vice president of Environment, Health and Safety, and a member of the Nature Conservancy's International Leadership Council.

The two-year Coastal and Marine Spatial Planning (CMSP) project will use compiled biodiversity data to develop interactive maps that allow for better management decisions when dealing with these areas.

"One of the goals of the Nature Conservancy is to protect waterways that are so vital to the ecosystem and our local community," explained Mary Armstrong, vice president of Environment, Health and Safety, and a member of the Nature Conservancy's International Leadership Council. "We're taking action to better equip Washington's coastal communities to reduce their impact on ocean ecosystems and protect the resource base that supports our economies."

According to GCC's Shyla Miller, the CMSP project will benefit from the involvement of Boeing Technical Fellows, technical experts from sites around Seattle who will help facilitate the information flow between the agencies involved. "Having the Fellows involved should ensure that biodiversity data are being shared between the Conservancy and national or state organizations such as the Northwest Association of Networked Ocean Observing Sytems (NANOOS) and the Washington and Oregon departments of Ecology," said Miller, a GCC global community investing specialist.

Restoring water quality is also the focus of the Nature Conservancy's efforts in the Missouri Ozarks. Boeing has invested nearly $400,000 to help the Conservancy develop and implement strategies in the Ozarks region to reduce river sedimentation caused by rural road construction, farming, ranching and forestry practices.

With more than 3,407 miles of streets, county and private roads unpaved in the area, the influx of sediment from road construction and maintenance threatens water quality at an increasing rate. "With Boeing's support, the Conservancy has been able to use remote sensing tools to help identify those roads that intersect rivers, run in streambeds or are located on riverbank slopes," explained Doug Ladd, director of Conservation Science for the Conservancy's Missouri office.

"We then plan to partner with local agencies to explore road management strategies that mitigate damage to regional freshwater areas like the Current River," Ladd added.



PHOTO: STAN WALLACH

The Puget Sound area of Washington state is one of the ecologically important waterways that The Nature Conservancy is working to protect through a Boeing grant.

The Conservancy also is using remote sensing to identify farm and ranch operations that have highest impact in the watershed so it can create alternative, affordable solutions with local farmers and farm bureaus to alleviate river sedimentation and contamination.

"To protect Ozarks rivers, we must conserve the rolling woodlands that anchor their watersheds," Ladd said. "Boeing funds have been essential for Conservancy work to manage priority forest projects, monitor key lands and build a culture of sustainable forestry through programs involving private landowners and communities."

With data that covers two million acres of the Current River watershed, the Conservancy is able to target key watershed lands and then work with communities to develop strategies for managing forests so they can sustain both the local economy and the 35 globally unique species.

Education starts early

IMPACTING KEY ISSUES



MOTHER CHILD EDUCATION FOUNDATION

Boeing Global Corporate Citizenship endorses programs such as the Family and Child Education Center in Diyarbakir, Turkey

Early birds

Learning in the early years helps prepare kids for school—and life

Working together to accomplish tasks and creating effective learning habits are skills that serve people well from the earliest days of school and throughout a career.

That's why Boeing's support for lifelong learning efforts includes programs that help children well before they set foot in a classroom. Childhood development specialists and educators have come to recognize how crucial those early years are for future success.

"Really, the first three years of life is when all the brain development happens—when you learn and develop things like trust, relationships and learning habits," said HyeSook Chung, Early Care and Education Program officer for the Washington (D.C.) Area Women's Foundation, which receives support from Boeing.

"This ensures that children aren't watching TV alone but rather the adults in their lives are engaged in helping nurture their natural creativity, curiosity and exploration."
—Joyce Walters, Education and Workforce Initiatives, Global Corporate Citizenship.

Making sure children are ready to learn by the time they reach kindergarten requires plenty of help from any parent. For families facing financial difficulties or other added challenges, having the time or skills to do that can be doubly tough. Joyce Walters, who directs Education and Workforce Initiatives for Boeing Global Corporate Citizenship, said that's why Boeing has turned its focus toward early education efforts in the past eight years.

"So many children are showing up one, two, three years behind their peers when they are starting kindergarten," Walters said. "We wanted to address that issue by providing support for parents and others who are caring for young children, so they can maximize the learning opportunities in the early years to help get kids ready for school and for life."

Small screen, big impact

Perhaps the most visible symbol of Boeing's commitment to helping young children learn is its support of "Sid the Science Kid," an animated series starring Sid, a preschooler who possesses a great helping of the natural enthusiasm for learning.

"Sid the Science Kid" launched in fall 2008 on PBS television stations across the United States. Boeing is one of two major supporters of the program, which is produced by KCET-TV in Los Angeles and The Jim Henson Co.

"The show is a science-readiness program for preschoolers and kindergartners that celebrates the natural curiosity of that age range and gets them excited about science and science learning," said Lisa Henson, chief executive officer of The Jim Henson Co. "We were very excited that immediately upon launch, this new show connected strongly with kids. We have had excellent ratings and good feedback from both parents and kids."



™ & © 2008 THE JIM HENSON CO.

To inspire early learning, Boeing supports the "Sid the Science Kid" TV series.

Henson said the show's elements, which include live-action segments with real kids at school doing simple experiments, are designed to reinforce that science can be understandable for young children—and their parents, who themselves may not always feel knowledgeable about science. That ability of the show to engage parents and caregivers is the main reason Boeing is sponsoring the program, Walters said.

"This ensures that children aren't watching TV alone but rather the adults in their lives are engaged in helping nurture their natural creativity, curiosity and exploration," Walters said. "The research indicates adults who watch the show with young children were more confident with science content and reported increased comfort and interest in engaging in science activities with their pre-school-aged children."

The series already is airing around the world in countries including Mexico, Brazil and Canada, with more international premieres expected in the next year.

Additionally, PBS affiliates are leading workshops that expand on the show's curriculum—Preschool Pathways to Science—for parents, caregivers and preschool educators around the United States.

Promoting system change

Boeing GCC also is backing local programs that aim to spark learning in young children. One example is the Early Care and Education Funders Collaborative in the greater Washington, D.C., area.

In 2008, Boeing, PNC Bank and a number of charitable foundations dedicated a multimillion-dollar fund to improve early childhood education in the region around the U.S. capital. The collaborative fund is managed by the Washington Area Women's Foundation.

"Innovative and creative leadership is critical to any field, including early learning." —Nora Moreno Cargie, director of Boeing Global Corporate Citizenship programs, Chicago

With the new fund, 40 percent of Boeing's 2008 charitable giving in the Washington, D.C., area was focused on early education efforts, up from 12 percent two years earlier. That large increase was enough to get others interested in early learning, said Dale Rainville, Community and Education Relations focal for GCC.

"There was really an opportunity to bring attention to this," Rainville said. "So far, in that way, it's worked, but there's much more we hope to do."

Chung, of the Washington Area Women's Foundation, said help with early learning readiness is a big need among low-income families, especially those headed by single mothers. The commitment of backers such as Boeing, along with more research into early learning, helped create momentum to expand such programs, she said.

The Early Care and Education Funders Collaborative has ambitious goals to improve early childhood education (including increasing the size and stability of such programs in the Washington, D.C., region) and to help early education organizations better use their resources. It hopes to encourage systemic changes in early care and education programs to make lasting improvements, Chung said.

Investing in the future

Companies are realizing that such efforts aren't just part of being a good corporate citizen. Children who start off on the right foot in the early years of school are more likely to become promising employees in the next generation. "I think that whole work force approach has helped industry understand the importance of this," Chung said.

Around Chicago, home to Boeing's corporate headquarters, the company is nurturing early education in several ways. Through GCC, Boeing is building the early learning field by supporting the Erikson Institute, a national leader in child development.

Boeing also is a lead partner training a new generation of experts in that field through the Illinois Early Childhood Fellowship, which gives a diverse population of emerging leaders firsthand experience in early childhood advocacy and related public policy through two-year fellowships with qualified nonprofit organizations in Illinois.

"Innovative and creative leadership is critical to any field, including early learning," said Nora Moreno Cargie, director of GCC programs in Chicago. "Both the Erikson Institute and this fellowship honor the idea that strong leaders are critical to the success of our children."



LEAP LEARNING SYSTEMS

A grant to Leap Learning Systems from the Employees Community Fund of Boeing Chicago supports the nonprofit group's Language Through Science program—designed to help early childhood educators build their students' literacy skills. Boeing volunteers have expanded the partnership with Leap. Here, Katherine Willems, a programmer and analyst in Corporate Finance Systems, quizzes an elementary school student on vocabulary.

Global reach

Boeing's support of early education programs extends overseas as well. In Turkey, the company is supporting the Family and Child Education Center in Diyarbakir. Located in the nation's rural southeastern region, the center's preschool program aims to improve readiness for learning math, literacy and language skills in 5- and 6-year-olds.

The center also holds meetings with fathers to make them more aware of their role in their children's development. A support program for mothers touches on parent-child relationships, nutrition, hygiene and other vital topics.

"An equal opportunity in education, especially in disadvantaged areas, must be created for all individuals," said Greg Pepin, president of Boeing Turkey. "This program strives to accomplish this objective."

Walters added that from the many nations in which Boeing has a presence, lessons can be learned on innovative ways to prepare children for a life of learning. "When you nurture children's imagination and curiosity, they can do amazing things," she said. "And that's exactly what our company is about—building amazing things that others can only dream about."

Early learning

Child development experts and educators now recognize that the first six years of a child's life set the stage for success in school and beyond.

"I see tangible business and societal value stemming from educational investments in early childhood," said Rick Stephens, senior vice president of Human Resources and Administration. "Accordingly, Boeing is shifting some of its educational monies to expand our impact in this area."

Stephens challenged parents of young children "to take an active role in creating an environment that nurtures learning and creativity. Parents are the key to helping children reach their full potential," he said.

The Institutes for the Achievement of Human Potential, a nonprofit educational organization, agrees. It teaches parents how to enhance child development because its experience indicates that "parents are the most important teachers that their children will ever have."

"Early learning is a part of our emphasis on lifelong learning, which starts at birth and continues through one's senior years," Stephens said. "It is also the first step in ensuring that we have a work force that allows us to remain competitive."

For more information, visit The Institute for the Achievement of Human Potential online at www.iahp.org

Working with suppliers

IMPACTING KEY ISSUES



PHOTO SHUTTERSTOCK IMAGES

Boeing recognizes the importance of protecting our ecosystem and has hosted workshops to educate suppliers about ways to reduce emissions and cut back on the amount of materials sent to landfills.

Shrinking environmental footprints

Boeing's commitment to its corporate environmental strategy has prompted support for sharing information and best practices with suppliers to encourage them to set targets for reducing their own environmental footprints.

"Research shows that if these companies become more competitive and successful in shrinking their environmental footprints they also help to improve the environment in their local communities," said Herbert Lust, Global Corporate Citizenship strategic programs director.

Because smaller companies generally have less money and time to invest in tools and training, especially small, minority-, veteran- and women-owned suppliers, Boeing's Global Corporate Citizenship is collaborating with The Natural Step, a not-for-profit organization dedicated to education, advisory work and research in developing ways to improve their environmental performance.

"The Natural Step participants are a community of people working together to learn from one another."
—Regina Hauser, executive director of The Natural Step.

Companies that have worked with The Natural Step have reduced recruiting costs, improved employee productivity, increased revenue and even lowered insurance costs, according to Regina Hauser, executive director of The Natural Step.

Boeing has introduced The Natural Step program to some of its suppliers in Oregon and Southern California to encourage them to sign up for a full 100-Day Natural Step Program that will run through next year.

"Boeing has set some aggressive environmental targets as part of its broader business strategy," said Steve Mason, senior manager, Environmental, Health and Safety. "As part of our strategy to meet those objectives, we are starting to share information and best practices with our suppliers to encourage them to make decisions that improve their environmental performance. Together, we can then learn from one another to help each of us reduce its environmental footprint."

As part of this voluntary program, The Natural Step assists each company in setting its own environmental performance targets that could include reducing energy use, reducing waste, increasing recycling, or using less water.

In the final phase, when tangible results begin to emerge – such as reduced dependence on scarce resources or lower carbon footprints – participants share best practices about innovative actions each business is pursuing.

"The Natural Step participants are a community of people working together to learn from one another," Hauser said.